Exhibit 99.1

Contents

Report to Shareholders	i
Management’s Discussion and Analysis
Caution Regarding Forward-Looking Statements	M-1
Vision, Core Business, and Strategy	M-4
Results	M-5
Summary of Quarterly Results	M-18
Liquidity and Capital Resources	M-19
Other	M-22
Outlook	M-23
Critical Accounting Estimates, Developments, and Measures	M-24
Controls and Procedures	M-26
Risk Factors	M-26

Unaudited Interim Consolidated Financial Statements
Consolidated Balance Sheets	F-1
Consolidated Statements of Income	F-2
Consolidated Statements of Shareholders’ Equity and Comprehensive Income	F-3
Consolidated Statements of Cash Flows	F-4
Notes to the Unaudited Interim Consolidated Financial Statements	F-5

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the routes we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Our services are offered through over 10,000 employees operating out of more than 130 locations in North America. Stantec trades on the TSX and NYSE under the symbol STN.

Stantec is One Team providing Infinite Solutions.

Report to Shareholders

Second Quarter 2009 Financial Highlights

•
Gross revenue for the second quarter of 2009 increased 13.0% to $388.1 million, compared to $343.3 million for the second quarter of 2008. On a year-to-date basis, gross revenue increased 24.8% to $792.9 million.

•	Net revenue for the second quarter of 2009 increased 10.1% to $318.1 million, compared to $289.0 million for the second quarter of 2008, with a year-to-date increase of 21.6% to $661.4 million.
•	Net income for the second quarter of 2009 increased 0.9% to $22.3 million, compared to $22.1 million for the second quarter of 2008, with a year-to-date increase of 10.3% to $43.0 million.
•	Diluted earnings per share for the second quarter of 2009 were 2.1% higher at $0.49, versus $0.48 for the second quarter of 2008, with a year-to-date increase of 10.6% to $0.94.

In my first report to shareholders as Stantec’s president and chief executive officer, I am pleased to announce solid results for the second quarter of 2009. Gross revenue for the quarter increased 13.0%, and net revenue increased 10.1%. On a year-to-date basis, gross revenue increased 24.8%, and net revenue increased 21.6%.

These results demonstrate that our diversified business model continues to allow us to adapt to changing—and challenging—market conditions throughout North America. Although we incurred some one-time costs related to paying severance packages and decreasing our operations in some of our locations, our administrative and marketing expenses remained within our targeted range, which indicates that we are managing our business effectively.

Project activity during the quarter reflected our growing presence in many of the markets we serve. For example, our expansion in the environment sector over the past few years has resulted in an increased number of project awards in the water supply and wastewater treatment markets. During the second quarter of 2009, we were awarded a contract to provide services to the City of Windsor, Ontario, for the development of a combined sewer overflow (CSO) treatment system as part of its riverfront pollution control plan. The system includes CSO collector sewers, a CSO retention treatment basin, and an effluent outfall to the Detroit River. Our responsibilities include predesign, final design, services during construction, and postconstruction services. The project award was also a direct result of stimulus funding for infrastructure projects in Canada. In Victoria, British Columbia, we were chosen to provide program management, technical planning, and preliminary engineering services for the installation of the Capital Regional District (CRD)—Core Area Wastewater Treatment Program. This multiyear initiative is one of the largest wastewater treatment programs in the world and will provide secondary treatment facilities for the CRD core area communities by 2017. And in Pinedale, Wyoming, we are designing an ultraviolet (UV) light disinfection facility that will function in conjunction with the town’s existing chlorination facility to disinfect its water supply and meet the U.S. Environmental Protection Agency's requirements for inactivating certain viruses and pathogen microorganisms, namely, Cryptosporidium and Giardia. When complete, the water treatment plant will be one of many UV disinfection facilities—which are becoming increasingly in use worldwide—that we have designed.

Project awards in our Transportation practice area underscored our rising position in the commuter rail and public transit markets. In California, we are part of a team selected to provide on-call project management, construction management, and staff assistance services to the Southern California Regional Rail Authority in Los Angeles in support of new construction and rehabilitation projects for its Metrolink commuter rail system. The work will span five years and include more than a dozen large projects. We also secured several contracts to design signal systems, including the systems for warning device replacement and improvement projects on trolley lines in Philadelphia, Pennsylvania. These trolley routes, part of the Southeastern

i

Pennsylvania Transportation Authority transit system, are in need of upgrades at several existing locations and new active crossing warning devices at 18 locations. In Miami, Florida, we were chosen to design and commission signal and communication systems for three new metrorail stations connecting passengers to the Miami Intermodal Center, a massive transportation hub being developed by the Florida Department of Transportation at Miami International Airport. Work also began on rehabilitating the signal system for the 38th Street Yard Leads Reconstruction Project in the Borough of Brooklyn for New York City Transit.

Project awards in the Urban Land area reflected our continuing focus on the non-residential segment of the market, particularly landscape architecture and recreation and community planning for the public sector. In Nevada, we were selected to design the landscaping and aesthetics for Interstate 15 South in Las Vegas for the Nevada Department of Transportation. Our work will involve designing the graphics for retaining walls and 23 bridge facades spanning 12 traffic lanes, creating public art at major interchanges, and designing the landscaping for 8 miles (13 kilometres) of highway. In California, work continues on Phase 1 of Walker Community Park for the City of Galt, for which we are providing landscape architecture; survey; and civil, electrical, and environmental engineering services. Phase 1 of the park will include two full-size soccer fields, two baseball diamonds, a combination synthetic football and soccer field, bleacher seating, concession and restroom buildings, play structures, a press box, picnic areas, and parking lots. Finally, we were given an assignment to provide design and construction observation services for the development of a new college athletic field complex for the University of Guelph in Guelph, Ontario. The project will involve the design of four new multipurpose synthetic turf fields; two new natural grass softball fields; much-needed upgrades to vehicular and pedestrian circulation patterns; and spectator seating, restroom, and game management facilities. As well, one of our project challenges will be designing innovative stormwater facilities at the site, which is located next to protected wetlands.

We also continue to secure significant projects in the health care and higher education sectors—two areas of focus for our Buildings practice. For example, we have been contracted to help the Bermuda Hospitals Board expand and redevelop the aging King Edward VII Memorial Hospital located in Hamilton, Bermuda. With responsibility for planning design and compliance, we are providing a full suite of integrated services—architecture; interior design; mechanical, electrical, and structural engineering; and sustainability consulting—for the project, which is intended to be delivered through a public-private partnership. The expanded hospital is slated for opening in 2014 and will include new ambulatory care, emergency, and diagnostic imaging departments and a new central utilities plant. In addition, we were awarded a contract with the University of the Fraser Valley in British Columbia to provide integrated services in architecture, landscape architecture, interior design, and structural, mechanical, electrical, and civil engineering for the first phase of the relocation of its Chilliwack campus to a new, 35-hectare (85-acre) site.

Overall, the second quarter of 2009 was productive for our Company, demonstrating the continuing strength of our business model and our ability to perform in difficult economic conditions.

Bob Gomes, P.Eng.
President & CEO
July 31, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

July 31, 2009

This Management’s Discussion and Analysis of Stantec Inc.’s operations and cash flows for the quarter ended June 30, 2009, should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the quarter ended June 30, 2009, the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2008 Financial Review, and the Report to Shareholders contained in our 2009 Second Quarter Report. Unless otherwise indicated, all amounts shown below are in Canadian dollars. We continue to use the same accounting policies and methods as those used in 2008 except for the adoption of the new Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee (EIC) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities,” and Handbook Section 3064, “Goodwill and Other Intangible Assets.” A description of these new standards and their impact on our financial position or results of operations is provided in note 1 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2009, and in the Critical Accounting Estimates, Developments, and Measures section below. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference herein, unless otherwise specified, and should not be deemed to be made part of this Management’s Discussion and Analysis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our public communications often include written or verbal forward-looking statements within the meaning of the U.S. Private Securities Legislation Reform Act and the Canadian securities law. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and that include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goal in the Vision, Core Business, and Strategy section and of our annual targets and expectations for our practice areas in the Results (under the Gross and Net Revenue subheading) and Outlook sections, and may be contained in filings with security regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2009 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

We provide a financial outlook (a type of forward-looking statement) for our business in the Vision, Core Business, and Strategy; Results (under the Gross and Net Revenue subheading); and Outlook sections below in order to describe the management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

Risks
Future outcomes relating to the forward-looking statements in this report may be influenced by many factors, including, but not limited to, the following material risks.

Market Risks
•	Economic downturns could have a negative impact on our business since our clients may curtail investment in infrastructure projects or may experience difficulty in paying for services performed.

•	The professional consulting services industry is highly competitive, which could have a negative impact on our profit margins and market share.

•	We derive significant revenue from contracts with government agencies; thus, any disruption in government funding or in our relationship with those agencies could adversely affect our business.

•	Because we report our results in Canadian dollars and a substantial portion of our revenue and expenses is recorded in US dollars, our results are subject to currency exchange risk.

•
If we need to sell or issue additional common shares and/or incur additional debt to finance future acquisitions, our share ownership could be diluted and the results of our operations could be adversely affected.

•	We may be unable to secure the additional capital required to fund our acquisition strategy, which could lead to a reduction in our market share and competitiveness.

•
Our share price has historically been subject to volatility. Accordingly, the price of our common shares may decrease in the future due to a number of Company- and industry-specific or general economic factors.

Operating Risks
•	If we experience delays and/or defaults in customer payments, we could suffer liquidity problems or be unable to recover our expenditures.

•	The nature of our business exposes us to potential liability claims and contract disputes, which may reduce our profits.

•	Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future earnings.

•	Interruption of our systems and network infrastructure could adversely impact our ability to operate.

•	One of our primary competitive advantages is our reputation. If our reputation is damaged due to client dissatisfaction, our ability to win additional business may be materially damaged.

•	Inadequate internal controls or disclosure controls may result in events that could adversely affect our business.

•	Adverse weather conditions and natural or other disasters may delay or eliminate net revenue that otherwise would have been realized and thus adversely affect our profitability.

•
We bear the risk of cost overruns in a significant number of our contracts; thus, we may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

Growth and Acquisition Integration Risks
•
Goodwill and other intangible assets acquired from our acquisitions represent substantial portions of our total assets. If our acquired businesses do not perform as expected, we may be required to write down the value of our goodwill and other intangible assets, which could have a material adverse effect on our earnings.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

•	If we are unable to manage our growth effectively, we may experience a decline in our revenue and profitability.

•	We or an acquired entity may experience difficulties in integrating the acquired entity’s business into our existing operations and so may not realize the anticipated benefits of the acquisition.

•
From time to time, we have pursued and may continue to pursue and invest in business opportunities that are not directly within our core competencies. These new business opportunities may require a disproportionate amount of management’s time to develop profitably and may not perform as expected.

•
To attain our goal of increasing the size and profitability of our operations, we may pursue and invest in business opportunities outside North America. Unfamiliarity with markets and political environments may impair our ability to increase our international revenues.

•	We may be unsuccessful in our goal to increase the size and profitability of our operations, which could lead to a reduction in our market share and competitiveness as our industry consolidates.

For a more detailed description of each of these risks, and of other risks to which we are subject, consult the Risk Factors section of our 2008 Financial Review incorporated by reference herein.

Assumptions
In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian and US economies in 2009 and its effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2009 are listed in the Outlook section of our 2008 Financial Review. The following information updates and, therefore, supersedes those assumptions, as well as the assumptions contained in our Management’s Discussion and Analysis for the first quarter of 2009.

In establishing our level of future cash flows, we assumed that the Canadian dollar would remain stable compared to the US dollar throughout the year. As well, we assumed that the average interest rate would remain stable. On June 30, 2009, the Canadian dollar closed at US$0.86, representing a 4.9% increase since December 31, 2008. The average interest rate on our revolving credit facility was 2.60%, representing a 22.6% decrease since December 31, 2008. In establishing our effective income tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2009 for the countries in which we operate, primarily Canada and the United States. Our effective tax rate as at June 30, 2009, was 29.5%.

In our 2008 Financial Review, we noted that, according to the Canadian Mortgage and Housing Corporation (CMHC), single detached housing starts in Canada were expected to decrease to 83,600 units in 2009. The CMHC has since revised its forecast to a level ranging between 53,800 and 71,000 units in 2009.

In our 2008 Financial Review, we also noted that, according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of single-family housing starts were expected to bottom out at 461,000 units in 2009. This forecast has since been revised to a low of 397,000 units in 2009 before recovery in 2010.

During the first quarter of 2009, the Congressional Budget Office, in its Budget and Economic Outlook, revised its forecasted gross domestic product (GDP) growth from a decline in real GDP of 2.2% to a decline of 3.0% in 2009 before an increase in 2010.

In addition, during the second quarter of 2009, the Conference Board of Canada revised its forecasted GDP growth from a decline in real GDP of 0.5% to a decline of 1.9% in 2009 before recovery in 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

We have established outlooks for each of our practice areas for 2009 in the Results section of this Management’s Discussion and Analysis. We believe that the outlooks for the Buildings, Environment, and Transportation practice areas are stable, and we expect the outlooks for our Industrial and Urban Land practice areas to range from stable to a moderate decline. In establishing the outlook for our Buildings practice area, we assumed that any impacts of the current economic slowdown will be mitigated by our ability to obtain projects as a result of our expertise in the health care and education sectors and by our positioning to secure projects from public-private partnership (P3) clients in Canada and from the US stimulus package, which includes funding for improving energy efficiencies in buildings. In establishing the outlook for our Environment practice area, we considered the expanded and enhanced capabilities we gained with the addition of Jacques Whitford on January 2, 2009, our high backlog level, and our ability to attract larger and long-term projects due to our presence in many locations and our many client relationships. In establishing the outlook for our Industrial practice area, we assumed a negative impact resulting from the expected decline in GDP and future fluctuation in commodity and oil prices and a positive, offsetting, impact arising from our expertise in and positioning for strategic initiatives in areas such as clean coal and carbon capture, power transmission and distribution, and renewable and sustainable energy. In establishing the outlook for our Transportation practice area, we assumed that the implementation of the US stimulus package will likely prevent the deferral of certain projects and possibly accelerate some previously deferred construction-ready projects. In establishing the outlook for our Urban Land practice area, we considered the updated CMHC and NAHB housing forecasts for the remainder of 2009 for Canada and the United States. We generally expect the North American housing markets to remain soft for the rest of the year.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of July 31, 2009, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2009, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

VISION, CORE BUSINESS, AND STRATEGY

Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, project management, environmental sciences, and project economics for infrastructure and facilities projects. Through multidiscipline service delivery, we support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond. Our goal is to become and remain a top 10 global design and consulting services firm, and our focus is providing professional services in the infrastructure and facilities market principally on a fee-for-service basis. To achieve our objective, we must expand the depth and breadth of our services, which will result in growth. We intend to continue to pursue a prudent growth plan. Our vision, core business, and strategy and the key performance drivers and capabilities required to meet our goals have not changed in Q2 09 from those described on pages M-3 to M-9 of our 2008 Financial Review and incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

RESULTS

Overall Performance

Highlights for Q2 09
By executing our business strategy, we generated the results summarized below for the quarter ended June 30, 2009.

	Quarter ended June 30				Two quarters ended June 30
(In millions of Canadian dollars, except per share amounts)	2009	2008	Change $	Change %	2009	2008	Change $	Change %

Gross revenue	388.1	343.3	44.8	13.0%	792.9	635.1	157.8	24.8%
Net revenue	318.1	289.0	29.1	10.1%	661.4	543.9	117.5	21.6%
Net income	22.3	22.1	0.2	0.9%	43.0	39.0	4.0	10.3%
Earnings per share – basic	0.49	0.48	0.01	2.1%	0.95	0.86	0.09	10.5%
Earnings per share – diluted	0.49	0.48	0.01	2.1%	0.94	0.85	0.09	10.6%
Cash flows from (used in) operating activities	3.9	55.0	(51.1)	n/a	(26.7)	1.3	(28.0)	n/a
Cash flows used in investing activities	(5.4)	(10.9)	5.5	n/a	(77.6)	(99.8)	22.2	n/a
Cash flows from (used in) financing activities	(4.4)	(21.7)	17.3	n/a	14.6	110.3	95.7	n/a

n/a = not applicable

The following highlights our major financial achievements and strategic initiatives and activities in the second quarter ended June 30, 2009.

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Gross revenue increased 13.0% from $343.3 million in Q2 08 to $388.1 million in Q2 09; net income increased 0.9% from $22.1 million in Q2 08 to $22.3 million in Q2 09; and diluted earnings per share increased 2.1% from $0.48 in Q2 08 to $0.49 in Q2 09. Quarter over quarter, our results were affected by the following:

▪
Due to the current economic slowdown, our practice areas continue to manage their staff levels to the work available, resulting in a $49.8 million decline in organic growth, which was more than offset by a $68.7 million increase in gross revenue due to acquisitions as more fully discussed in the Results section below.

▪
Our administrative and marketing expenses continue to remain within our targeted range year to date despite being impacted by additional one-time costs associated with severances and the downsizing of certain operations.

Overall, our operating results continue to demonstrate the ability of our business model to adapt to changing and challenging market conditions throughout North America.

•
During the second quarter of 2009, we renewed our normal course issuer bid with the Toronto Stock Exchange, which allows us to repurchase up to 2,273,722 common shares during the period of June 1, 2009, to May 31, 2010, representing 5.0% of our shares outstanding at May 18, 2009. We are of the opinion that, at times, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the purchase of our shares represents an attractive, appropriate, and desirable use of available funds.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

•
During the second quarter, our shareholders elected Mr. David Emerson and Mr. Robert (Bob) Gomes as new directors of our board. David Emerson holds a doctorate in economics from Queen’s University and has performed various roles in the public and private sectors. Working for the province of British Columbia, he served as the deputy minister of finance, the secretary to the treasury board, the deputy minister to the premier, and the secretary to cabinet. As a federal member of parliament, he served as Canada’s minister of industry, minister of international trade, and minister of foreign affairs. In the private sector, he was the chief executive officer (CEO) of Western and Pacific Bank of Canada and chair and CEO of Canadian Western Bank. He was also the president and CEO of the Vancouver International Airport Authority and president and CEO of Canfor. Bob Gomes holds a degree in civil engineering from the University of Alberta and is the newly appointed president and CEO of Stantec Inc. He began his career working with a land development engineering firm and joined Stantec in 1988. During his time at Stantec, he has performed various roles, including vice president of the Urban Land group in Edmonton, Alberta, vice president of Alberta North, and senior vice president and practice area unit leader for the Industrial practice area.

•
The expansion of our Environment practice area continues to result in larger and more complex projects. For example, during the second quarter, the Massachusetts Water Resources Authority, one of the largest water and wastewater utilities in the United States, chose us to design the rehabilitation of the West Roxbury Tunnel in Boston, Massachusetts. We will be examining the conditions of the tunnel and exploring the viability of several rehabilitation or realignment options. As well, subsequent to the quarter-end, our Environment practice area was awarded a global, multiyear preferred supplier contract to provide environmental assessment and remediation services to Chevron—an international energy corporation.

Results compared to 2009 targets
In our 2008 annual Management’s Discussion and Analysis, we established various ranges of expected performance for fiscal 2009. The following is an indication of our progress toward these targets:

Measure	2009 Expected Range	Actual to Q2 09 YTD	Performance

Net debt to equity ratio (note 1)	At or below 0.5 to 1	0.57	X
Return on equity (note 2)	At or above 14%	6.3%	X
Net income as % of net revenue	At or above 6%	6.5%	✓
Gross margin as % of net revenue	Between 54 and 56%	56.0%	✓
Administrative and marketing expenses as % of net revenue	Between 41 and 43.5%	42.2%	✓
Effective income tax rate	Between 29 and 31%	29.5%	✓

The above table contains forward-looking statements. See the Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis.
note 1: Net debt to equity ratio is calculated as long-term debt, plus current portion of long-term debt, less cash and cash held in escrow, all divided by shareholders’ equity.
note 2: Return on equity is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of these quarters.
✓ Meeting or exceeding target
X Not meeting target

Year to date, we are meeting or exceeding all our targets for 2009 except for our net debt to equity ratio and return on equity. As discussed in our 2008 Management’s Discussion and Analysis, the acquisition of Jacques Whitford on January 2, 2009, increased our net debt to equity ratio to 0.57 (0.52 excluding the goodwill impairment charge recorded in the third quarter of 2008). As previously indicated, we are comfortable with exceeding this target for periods of time in order to take advantage of opportune investments. Including the impact of the goodwill impairment charge, our return on equity was 6.3% at Q2 09. Without the impact of the goodwill impairment our return on equity would have been 15.1%.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

Balance Sheet
Our total assets increased by $77.0 million from December 31, 2008. This increase was principally due to an increase of $59.3 million in accounts receivable and in costs and estimated earnings in excess of billings, $7.1 million in property and equipment, $73.9 million in goodwill, and $14.4 million in intangible assets. These increases were mainly due to the completion of the Jacques Whitford acquisition in Q1 09. The increases were offset by a $90.2 million decrease in cash and cash equivalents and a $7.4 million decrease in cash held in escrow. On December 31, 2008, cash and cash equivalents included cash advanced from our credit facility and held for the Jacques Whitford acquisition closing. The cash was paid to the vendors on the completion of the transaction on January 2, 2009. Of the total consideration for The Zande Companies Inc. (Zande) and SII Holdings, Inc. (Secor) acquisitions, US$6.56 million was held in escrow pending the outcome of purchase price adjustment clauses included in the purchase agreements. During Q1 09, US$5.9 million of the escrow funds was paid to the former shareholders of these firms, and the remainder was returned to us.

Our total liabilities increased by $48.2 million because of a $38.3 million increase in our revolving credit facility from $192.5 million at December 31, 2008, to $230.8 million at June 30, 2009, to finance operations and acquisition activities during the first two quarters of 2009. As well, other notes payable increased by $49.0 million during the same period primarily due to the notes payable issued for the Jacques Whitford acquisition. The increase in long-term debt was partially offset by a $39.8 million decrease in accounts payable and accrued liabilities due primarily to the timing of payments for annual employee bonuses in Q1 09.

In addition, the carrying value of the assets and liabilities of our US subsidiaries on our consolidated balance sheets decreased due to the strengthening of the Canadian dollar from US$0.82 at December 31, 2008, to US$0.86 at June 30, 2009.

Our shareholders’ equity increased by $28.7 million from December 31, 2008. This increase was mainly due to the $43.0 million increase in net income, a $0.5 million unrealized gain on the fair value of our cash flow hedge (interest rate swap), a $1.0 million unrealized gain on our investments held for self-insured liabilities, a $2.0 million increase in stock-based compensation expense, and a $0.5 million increase from share options exercised for cash. These increases were partially offset by an $18.4 million decrease in currency translation adjustments. These adjustments represent unrealized foreign exchange gains and losses that occur when translating our investment in self-sustaining US subsidiaries into Canadian dollars.

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results in Q2 09 compared to the same period last year:

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

	Quarter ended June 30			Two quarters ended June 30
	% of Net Revenue		% Increase*	% of Net Revenue		% Increase*
	2009	2008	2009 vs. 2008	2009	2008	2009 vs. 2008

Gross revenue	122.0%	118.8%	13.0%	119.9%	116.8%	24.8%
Net revenue	100.0%	100.0%	10.1%	100.0%	100.0%	21.6%
Direct payroll costs	44.4%	44.1%	10.9%	44.0%	44.5%	20.3%
Gross margin	55.6%	55.9%	9.4%	56.0%	55.5%	22.7%
Administrative and marketing expenses	41.3%	40.8%	11.3%	42.2%	41.4%	24.2%
Depreciation of property and equipment	2.2%	2.4%	1.5%	2.1%	2.2%	14.8%
Amortization of intangible assets	1.1%	0.9%	36.0%	1.3%	1.0%	69.2%
Net interest (income) expense	1.0%	0.7%	50.0%	1.0%	0.6%	82.9%
Share of income from associated companies	(0.2%)	0.0%	n/m	(0.1%)	0.0%	n/m
Foreign exchange (gains) losses	0.4%	0.1%	250.0%	0.3%	0.0%	100.0%
Other income	(0.1%)	(0.1%)	(25.0%)	0.0%	(0.1%)	0.0%
Income before income taxes	9.9%	11.1%	(1.9%)	9.2%	10.4%	8.3%
Income taxes	2.9%	3.5%	(8.0%)	2.7%	3.2%	4.0%
Net income for the period	7.0%	7.6%	0.9%	6.5%	7.2%	10.3%
* % increase calculated based on the dollar change from the comparable period
n/m = not meaningful

The following section outlines certain factors that affected the results of our operations in the second quarter of 2009 and should be read in conjunction with our unaudited consolidated financial statements for the quarter ended June 30, 2009.

Gross and Net Revenue

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Caution Regarding Forward-Looking Statements.

In the course of providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue. Revenue earned by acquired companies in the first 12 months after their acquisition is reported as revenue from acquisitions and thereafter as internal growth.

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross and net revenue for the second quarter of 2009 and for the first two quarters of 2009 compared to the same periods in 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

	Quarter ended	Two quarters
Gross Revenue	June 30	ended June 30
(In millions of Canadian dollars)	2009 vs. 2008	2009 vs. 2008
Increase (decrease) due to:
Acquisition growth	68.7	154.8
Internal growth	(49.8)	(56.8)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	25.9	59.8

Total net increase in gross revenue	44.8	157.8

	Quarter ended	Two quarters
Net Revenue	June 30	ended June 30
(In millions of Canadian dollars)	2009 vs. 2008	2009 vs. 2008
Increase (decrease) due to:
Acquisition growth	51.9	114.4
Internal growth	(44.0)	(47.0)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	21.2	50.1

Total net increase in net revenue	29.1	117.5

The net increase in gross revenue was $44.8 million for Q2 09 over Q2 08 due to $68.7 million in acquisition growth and a $25.9 million impact of foreign exchange rates on revenue earned by foreign subsidiaries, offset by a $49.8 million decline in internal growth. The increase in acquisition gross and net revenue in the quarter-over-quarter comparison was due to the revenue earned in Q2 09 attributed to the McIntosh Engineering Holdings Corporation (McIntosh) acquisition, which was completed in Q3 08, and the Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited (Jacques Whitford) acquisition completed in Q1 09. The decline in internal growth quarter over quarter was mainly experienced in our Urban Land and Buildings practice areas as described below.

Gross revenue earned in Canada during Q2 09 increased to $219.8 million compared to $170.8 million in Q2 08. Gross revenue generated in the United States during Q2 09 declined to $160.7 million compared to $169.5 million in the same period last year. Our revenue in the United States decreased in general quarter over quarter, due to the
MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

overall economic slowdown, and in particular in our Urban Land practice area. Revenue in both our US- and Canadian-based operations was positively impacted by the acquisitions completed in 2008 and 2009.

The following table summarizes the growth or decline in gross revenue by practice area for the second quarter of 2009 and for the first two quarters of 2009 compared to the same period in 2008:

Practice Area Gross Revenue
	Quarter ended June 30
		% of		% of
		Consulting		Consulting	%
		Services		Services	Change
		Gross		Gross	2009 vs.
	2009	Revenue	2008	Revenue	2008
	(millions of C$)		(millions of C$)
Buildings	69.7	18.0%	74.6	21.7%	-6.6%
Environment	165.8	42.7%	95.9	27.9%	72.9%
Industrial	63.8	16.4%	54.9	16.0%	16.2%
Transportation	47.6	12.3%	44.2	12.9%	7.7%
Urban Land	41.2	10.6%	73.7	21.5%	-44.1%
Total Consulting Services	388.1	100.0%	343.3	100.0%	13.0%

	Two quarters ended June 30
		% of		% of
		Consulting		Consulting	%
		Services		Services	Change
		Gross		Gross	2009 vs.
	2009	Revenue	2008	Revenue	2008
	(millions of C$)		(millions of C$)
Buildings	145.3	18.3%	138.3	21.8%	5.1%
Environment	323.9	40.9%	172.8	27.2%	87.4%
Industrial	135.0	17.0%	104.4	16.4%	29.3%
Transportation	96.0	12.1%	79.8	12.6%	20.3%
Urban Land	92.7	11.7%	139.8	22.0%	-33.7%
Total Consulting Services	792.9	100.0%	635.1	100.0%	24.8%

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

As indicated above, our gross revenue was impacted by acquisitions, net internal growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area is summarized as follows:

Change in Practice Area Gross Revenue
	Quarter ended June 30
		Change Due	Change Due	Change Due
		to	to Internal	to Foreign
(In millions of Canadian dollars)	Total Change	Acquisitions	Growth	Exchange

Buildings	(4.9)	0.0	(7.6)	2.7
Environment	69.9	57.5	2.3	10.1
Industrial	8.9	11.2	(4.8)	2.5
Transportation	3.4	0.0	(1.2)	4.6
Urban Land	(32.5)	0.0	(38.5)	6.0
Total	44.8	68.7	(49.8)	25.9

	Two quarters ended June 30
		Change Due	Change Due	Change Due
		to	to Internal	to Foreign
(In millions of Canadian dollars)	Total Change	Acquisitions	Growth	Exchange

Buildings	7.0	0.0	0.6	6.4
Environment	151.1	125.6	3.3	22.2
Industrial	30.6	25.0	(0.5)	6.1
Transportation	16.2	0.0	5.6	10.6
Urban Land	(47.1)	4.2	(65.8)	14.5
Total	157.8	154.8	(56.8)	59.8

The following lists the acquisitions completed in 2008 and 2009 that impacted specific practice areas:

•	Environment: SII Holdings, Inc. (February 2008) and Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited (January 2009)

•	Industrial: McIntosh Engineering Holdings Corporation (July 2008)

•	Urban Land: RHL Design Group, Inc. (March 2008)

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

All of our practice areas generate a portion of their gross revenue in the United States. The value of the Canadian dollar averaged US$0.86 in Q2 09 compared to US$0.99 in Q2 08, representing a 13.1% decrease. This weakening of the Canadian dollar had a positive effect on the revenue reported in Q2 09 compared to Q2 08.

Buildings. Gross revenue for the Buildings practice area decreased by 6.6% in Q2 09 compared to Q2 08 and increased by 5.1% year to date in 2009 compared to 2008. Of the $7.0 million increase year to date, $0.6 million was due to internal growth, and $6.4 million was due to the impact of foreign exchange. Although gross revenue decreased by $4.9 million quarter over quarter, net revenue only decreased by $1.2 million when comparing Q2 09 to Q2 08. This indicates that the use of subconsultants and other direct costs were higher in Q2 08 due to the nature of projects worked on during Q2 08. As well, the decrease in gross revenue was a result of a decrease in staffing as the practice area continued to monitor its short-term backlog and manage its staff levels as closely as possible to the work available. During Q2 09, the Buildings practice area continued to secure significant projects in our principal focus areas of health care and education. For example, we were chosen to serve as a technical advisor for the redevelopment of the King Edward VII Memorial Hospital in Hamilton, Bermuda. The redevelopment plans include a patient tower, ambulatory care center, and new central utility plant. The design, construction, financing, and maintenance of the facility will be delivered through a P3. We were also contracted by the University of the Fraser Valley to provide integrated services in architecture, landscape architecture, interior design, and structural, mechanical, electrical, and civil engineering for the first phase of the relocation of its Chilliwack campus to a 35-hectare (86–acre) site. Our expertise in sustainable design was recognized by such contract awards as the Taiga Nova project in Fort McMurray, Alberta. This proposed development will include a 4,600-square-metre (50,000-square-foot) multilevel office building and a 2,800-square-metre (30,000-square-foot) vehicle maintenance facility located in Fort McMurray’s first eco-industrial park. In addition, despite a decline in the travel industry, the Buildings practice area continues to work on major projects in the airport sector. During the second quarter, we were selected to provide design and construction administration services for the development of a central preconditioned air system at Seattle-Tacoma International Airport in Seattle, Washington.

We believe that the outlook for the Buildings practice area is stable for the rest of 2009. Although activity in the private sector is declining and competition for public sector work is increasing, we will continue to focus on our key areas of competency. We also believe that we can rely on our expertise and positioning in the sustainable design and P3 markets.

Environment. Gross revenue for the Environment practice area increased by 72.9% in Q2 09 compared to Q2 08 and by 87.4% year to date in 2009 compared to 2008. Of the $151.1 million increase year to date, $125.6 million was due to acquisitions, $3.3 million was due to internal growth, and $22.2 million was due to the impact of foreign exchange. With the addition of Jacques Whitford, the number of staff in our Environment practice area increased by more than 50% when compared to the second quarter of 2008. This practice area continues to increase its geographic footprint and competitive profile in selected markets by pursuing and winning larger, multiyear, and higher-profile projects. For example, during the quarter, we were selected to provide program management and technical support services for the multibillion-dollar Capital Regional District—Core Area Wastewater Treatment Program in Victoria, British Columbia. Because our environmental expertise is often required at the front end of energy-related projects that operate on a long-term planning cycle, much of the Environment practice area’s work is not directly affected by short-term fluctuations in oil and gas prices; however, our environmental remediation business is showing signs of softening due to delays in spending and the tightening of budgets by some of our energy company clients. Despite continuing signs of decline in the growth rate of water and wastewater markets, especially in the US West, the market for wet weather programs in the US East and Canada remains stable. During the quarter, the Massachusetts Water Resources Authority, one of the largest water and wastewater utilities in the United States, chose us to design the rehabilitation of the West Roxbury Tunnel in Boston, Massachusetts. We will be examining the conditions of the tunnel and exploring the viability of several rehabilitation and realignment options. Due to our expertise and strong client relationships, we also secured a sole-sourced contract with the City of

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

Windsor, Ontario, to provide predesign, final design, services during construction, and postconstruction services for the development of a combined sewer overflow treatment system as part of its riverfront pollution control plan. This project was funded by 2009 Canadian stimulus legislation. Although, to date, we have only received a few small project awards related to the US stimulus package, activity in our wind power practice has returned to 2008 levels due in some measure to favorable tax treatment for wind power projects included in the US stimulus legislation.

We expect the outlook for this practice area to remain stable for the rest of 2009. Despite the slowdown in the North American economy, we believe that our increased size, presence, and reputation in the environment market will continue to increase our market share of larger, long-term projects and projects with national and international scope.

Industrial. Gross revenue for the Industrial practice area grew by 16.2% in Q2 09 compared to Q2 08 and by 29.3% year to date in 2009 compared to 2008. Of the $30.6 million increase year to date, $25.0 million was due to acquisitions, and $6.1 million was due to the impact of foreign exchange, offset by a $0.5 million decrease in internal growth. The current economic slowdown has impacted the practice area’s backlog, especially in the manufacturing sector due to the decline in the automobile industry. In response to these market conditions, staff levels were reduced in Q2 09. During the quarter, the Industrial practice area continued to provide services for the development of facilities and infrastructure in support of major projects in British Columbia and Alberta as well as program and project management services. For example, as mentioned in the Environment section above, we were selected to provide program management and technical support services for the multibillion-dollar Capital Regional District—Core Area Wastewater Treatment Program in Victoria, British Columbia. The practice area continues to strengthen its reputation in the areas of clean coal and carbon capture, power transmission and distribution, and renewable energy, such as wind and solar power. For example, we are preparing a feasibility study on carbon dioxide emissions capture at the Boundary Dam coal-fired generation plant in Estevan, Saskatchewan. Despite the decline in the mining sector during the quarter, we continue to secure work on significant mining projects. We are also positioning ourselves to pursue projects in the potash industry and in the mining of non-commodities such as gold and diamonds to counteract reduced opportunities resulting from lower oil and mineral prices.

Although the Industrial practice area may be impacted by future fluctuations in oil, gas, and commodity mineral prices, we expect its outlook for the remainder of 2009 to range from stable to a moderate decline. We base this expectation on our belief that the practice area has sufficient breadth and diversity and the recognized expertise to win a proportional share of the opportunities that arise during the current economic downturn.

Transportation. Gross revenue for the Transportation practice area grew by 7.7% in Q2 09 compared to Q2 08 and by 20.3% year to date in 2009 compared to 2008. Of the $16.2 million increase year to date, $5.6 million was due to internal growth, and $10.6 million was due to the impact of foreign exchange. During Q2 09, the Transportation practice area continued to secure projects in rail transit and signal design. For example, we were part of a team selected to provide on-call project management, construction management, and staff assistance services to the Southern California Regional Rail Authority in Los Angeles, California, in support of a wide variety of new capital construction and rehabilitation projects for its Metrolink commuter rail system. We also secured contracts to design signal systems for Southern Pennsylvania Transportation Authority projects in Philadelphia, Pennsylvania. In Miami, Florida, we were chosen to design and commission signal and communication systems for three new metrorail stations connecting passengers to the Miami Intermodal Center, a massive transportation hub being developed by the Florida Department of Transportation at Miami International Airport. During the quarter, the Transportation practice area also continued to work on a stable stream of projects in Canada. For example, as part of our overall role as the owner’s engineer for the Circle Drive project in Saskatoon, Saskatchewan, we are providing railway, roadway, and bridge design and construction coordination services.

We believe that the outlook for the Transportation practice area remains stable for the rest of 2009. The US and Canadian stimulus packages could prevent the deferral of certain projects and possibly accelerate some previously

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

deferred construction-ready projects by stabilizing project funding in the transportation sector. As well, the U.S. Senate Committee on Environment and Public Works recently proposed an 18-month extension of the Safe, Accountable, Flexible, Efficient Transportation Equity Act: A Legacy for Users (SAFTEA-LU), which, if passed, would result in continued funding for the transportation sector until June 2011.

Urban Land. Gross revenue for the Urban Land practice area declined by 44.1% in Q2 09 compared to Q2 08 and by 33.7% year to date in 2009 compared to 2008. Of the $47.1 million decrease year to date, $65.8 million was due to a decline in revenue from internal growth, offset by $4.2 million due to acquisitions and $6.0 million due to the impact of foreign exchange. We offer urban land services primarily in three core regions—Alberta and Ontario in Canada and California in the United States—and these regions account for approximately 65% of our urban land business. The remainder of our urban land work is spread throughout a number of locations in the United States and Canada.

Revenue for the Urban Land practice area continues to be impacted by a decline in housing starts in the United States and Canada compared to last year. Single-family housing starts in the United States have declined since the beginning of the year but appear to have reached their lowest levels during the second quarter and are showing signs of stabilization. Single-family housing starts in Canada have softened since the beginning of the year. In response to these market conditions, our Urban Land group further reduced its staff levels in Q2 09 by approximately 4%, which was less than in Q1 09. In particular, the housing market in the US West has shown little signs of improvement, and work in commercial program development continues to slow down. We continue to use our Urban Land staff on public sector and non-residential-related projects being undertaken in other practice areas. For example, during the quarter, the Urban Land practice area was selected to provide landscape architecture services for the Nevada Department of Transportation for the Interstate 15 South project in Las Vegas, Nevada. We also secured a project to provide design and construction observation services for the development of a new college athletic field complex at the University of Guelph in Guelph, Ontario. The athletic complex is intended to be a premium multipurpose intramural and intercollegiate practice facility in Canada. This project also demonstrates the strength of our multidisciplinary team approach by joining the expertise of our Sport and Landscape Architecture groups. During the quarter, the Urban Land practice area secured some small US stimulus-funded projects.

Due to the continuing depressed economic conditions in the residential and commercial sectors in the United States and Canada, we expect our outlook for the Urban Land practice area for the remainder of 2009 to range from stable to a moderate decline. Since we continue to work in an increasingly competitive environment with resulting lower margins, for the rest of the year we will focus on building relationships with larger clients who require more complex services and our multidisciplinary team approach. Our Urban Land group will also continue to monitor its short-term backlog and manage its staff levels as closely as possible to the work available.

Gross Margin

For a definition of gross margin, refer to the Definition of Non-GAAP Measures section included in our 2008 Financial Review and incorporated by reference herein. Our gross margin as a percentage of net revenue was 55.6% in Q2 09 compared to 55.9% in Q2 08. The year-to-date gross margin was 56.0% for 2009 compared to 55.5% for 2008. The year-to-date gross margin for 2009 is within the target range of 54 to 56% set out in our 2008 Financial Review. Our year-to-date gross margin percentages increased in all practice areas except Urban Land as further explained below.

The following table summarizes our gross margin percentages by practice area for the second quarter of 2009 and 2008 and on a year-to-date basis for 2009 and 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

Practice Area Gross Margin
	Quarter ended June 30		Two quarters ended June
	2009	2008	2009	2008

Buildings	58.3%	58.0%	58.3%	57.5%
Environment	56.6%	55.9%	57.0%	56.1%
Industrial	50.4%	51.4%	51.9%	49.9%
Transportation	53.4%	54.7%	53.8%	53.3%
Urban Land	57.2%	58.0%	57.0%	58.1%

The change in gross margin percentages was due to the following:

•
In general, fluctuations in the margins reported from quarter to quarter depend on the particular mix of projects in progress during any quarter and on our project execution. These fluctuations reflect the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle.

•
In the Buildings practice area, the increase from Q2 08 to Q2 09 was a reflection of lower gross margin percentages in Q2 08 due to increased activity relating to the pursuit of P3 clients. During the pursuit phase, we perform work for a reduced fee, which we make up if we are successful in securing the project.

•
In the Environment practice area, two contributors to the gross margin increase were improved project execution and the nature of the projects assumed from Jacques Whitford, including more up-front planning and environmental assessment work, which generally represents relatively higher gross margins.

•
In the Industrial and Urban Land practice areas, the decrease in gross margins from Q2 08 to Q2 09 was reflective of competitive pressures to decrease project fees, especially for clients requesting our resources, bio/pharmaceutical, and project management expertise.

•	In the Transportation practice area, gross margins decreased primarily due to a decrease in higher-margin private sector work in Q2 09 compared to Q2 08.

Administrative and Marketing Expenses

Our administrative and marketing expenses as a percentage of net revenue were 41.3% for Q2 09 compared to 40.8% for Q2 08. Our year-to-date administrative and marketing expenses as a percentage of net revenue were 42.2% for 2009 compared to 41.4% for 2008, falling within our expected range of 41 to 43.5%. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labour, which is influenced by the mix of projects in progress and being pursued during the period, as well as by integration activities. In Q2 09, we continued the process of integrating staff from the Jacques Whitford acquisition. In addition, during the quarter, we continued to manage our staff levels to the work available, resulting in one-time costs such as severance payments, especially for staff in our Industrial and Urban Land practice areas and our administrative support groups, and other costs associated with the downsizing of operations.

Intangible Assets

The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships and other intangible assets are amortized

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally 1 to 3 years. Consequently, the impact of the amortization of contract backlog can be significant in the 2 to 12 quarters following an acquisition. The useful life of contract backlog may vary depending on the nature of the projects acquired. As at June 30, 2009, $7.6 million of the $60.4 million in intangible assets related to backlog. The following table summarizes the amortization of identifiable intangible assets for the second quarter of 2009 and 2008 and on a year-to-date basis for 2009 and 2008.

Intangibles
	Quarter ended		Two quarters ended
	June 30		June 30
(In thousands of Canadian dollars)	2009	2008	2009	2008

Amortization of client relationships	1,115	1,011	2,599	1,891
Amortization of backlog	1,573	1,422	5,365	3,094
Other	776	120	864	234

Total amortization of intangible assets	3,464	2,553	8,828	5,219

Our amortization of intangible assets increased by $0.9 million in Q2 09 compared to Q2 08 and by $3.6 million year to date in 2009 compared to the same period last year. This increase was mainly due to the amortization of the backlog balances of Jacques Whitford, McIntosh, RHL Design Group Inc. (RHL), and Secor. Based on the unamortized intangible asset balance remaining at the end of Q2 09, we expect our amortization expense for intangible assets for the full year 2009 to be in the range of $14.0 to $15.0 million by year-end. The actual expense may be impacted by any new acquisitions completed after Q2 09.

Net Interest Expense

The $1.0 million increase in our net interest expense in Q2 09 compared to Q2 08 and the $2.9 million increase year to date resulted from having more long-term debt throughout the second quarter of 2009, offset by having lower interest rates over the same period. As at June 30, 2009, $230.8 million was outstanding on our credit facility versus $193.2 million outstanding as at June 30, 2008. Depending on the form under which our credit facility is accessed and certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates plus 65, 85, or 125 basis points. We minimize our exposure to floating rates of interest on our revolving credit facility, when appropriate, by entering into interest rate swap agreements. During the third quarter of 2008, we entered into an interest rate swap agreement that has the effect of converting the variable interest obligation associated with US$100 million of the credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread, until September 3, 2010. The fair value of the interest rate swap, estimated using third-party market indications and forecasts as at June 30, 2009, was a loss of $2.5 million net of tax. Because we designated the interest rate swap as a cash flow hedge against US$100 million of our credit facility and the hedge met the accounting criteria for effectiveness during the quarter, we recorded the loss in fair value since the hedge’s inception in accumulated other comprehensive income. As at June 30, 2009, $127.8 million of our bank loan was payable in US funds (US$109.9 million), and $103.0 million was payable in Canadian funds.

Taking the effect of the interest rate swap into consideration, our average interest rate was 2.60% at June 30, 2009, compared to 3.23% at June 30, 2008. We estimate that, based on our credit facility balance at June 30, 2009, and excluding the US$100 million subject to the interest rate swap, a 0.5% increase in interest rates, with all other variables held constant, would decrease our net income by approximately $102,000 for the quarter and by $202,000

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

year to date and decrease our basic earnings per share by less than $0.01 for the quarter and year to date. A 0.5% decrease in interest rates would have an equal and opposite impact on our net income and basic earnings per share.

Foreign Exchange Gains (Losses)

During Q2 09, we recorded a $1.4 million foreign exchange loss compared to a $0.4 million loss in Q2 08. These foreign exchange losses arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars. The foreign exchange loss incurred in the quarter was due to the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities. As at June 30, 2009, we had entered into foreign currency forward contracts that provided for the purchase of US$60.0 million at rates ranging from 1.1566 to 1.1614 per US dollar maturing over the next month. The fair value of the forward contracts, estimated using third-party market indications and forecasts as at June 30, 2009, was a $0.1 million unrealized gain. These forward contracts are categorized as held for trade; therefore, the unrealized gain was recorded in income as a component of foreign exchange.

During the first two quarters of 2009, we recorded an $18.4 million loss in our currency translation adjustments in other comprehensive income compared to a $7.5 million gain during the same period in 2008. This loss and gain arose on the translation of our US-based subsidiaries. The loss during the first two quarters of 2009 was due to the strengthening of the Canadian dollar from US$0.82 at December 31, 2008, to US$0.86 at June 30, 2009.

Income Taxes

Our effective income tax rate for the first two quarters of 2009 was 29.5% compared to 55.0% for the year ended December 31, 2008. The 2008 effective income tax rate was impacted by a $53.0 million non-deductible charge to income for the goodwill impairment recorded in 2008. Without the impact of this charge, our effective income tax rate for 2008 would have been 30.2%. Our effective income tax rate for the second quarter of 2009 was within the expected range of 29 to 31% set out in our 2008 Financial Review. We review our estimated income tax rate quarterly and adjust it based on changes in statutory rates in the jurisdictions in which we operate as well as on our estimated earnings in each of these jurisdictions.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes thereto.

Quarterly Unaudited Financial Information
(In millions of Canadian dollars, except per share amounts)	Jun 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008

Gross revenue	388.1	404.8	369.3	347.6
Net revenue	318.1	343.3	297.0	289.2
Net income (loss)	22.3	20.7	20.0	(30.0)
EPS – basic	0.49	0.45	0.44	(0.66)
EPS – diluted	0.49	0.45	0.44	(0.66)

	Jun 30, 2008	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007

Gross revenue	343.3	291.8	258.3	235.3
Net revenue	289.0	254.9	215.9	207.0
Net income	22.1	16.9	19.0	17.4
EPS – basic	0.48	0.37	0.42	0.38
EPS – diluted	0.48	0.37	0.41	0.38
The quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross revenue for the following quarterly comparisons:

(In millions of Canadian dollars)	Q2 09 vs. Q2 08	Q1 09 vs. Q1 08	Q4 08 vs. Q4 07	Q3 08 vs. Q3 07
				*
Increase (decrease) in gross revenue due to:
Acquisition growth	68.7	86.1	102.0	111.9
Internal growth	(49.8)	(7.0)	(12.5)	1.1
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	25.9	33.9	21.5	(0.7)

Total net increase in gross revenue	44.8	113.0	111.0	112.3
* Q3 08 figures were restated to reclassify gross revenue from acquired joint ventures from internal growth to acquisition growth.

During Q1 09, our gross revenue increased by $113.0 million, or 38.7%, to $404.8 million compared to $291.8 million in the same period in 2008. Approximately $86.1 million of this increase resulted from acquisitions completed in 2008 and 2009 and a $33.9 million foreign exchange impact—due to the weakening of the Canadian dollar during Q1 09—offset by a $7.0 million decline in internal growth. Net income during Q1 09 increased by $3.8 million, or 22.5%, from the same period in 2008. Diluted earnings per share in Q1 09 increased by $0.08, or 21.6%, compared to the same period in Q1 08. Our Q1 09 results were negatively impacted by an increase in administrative and

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

marketing expenses as a percentage of net revenue from 42.0% to 43.1%, an increase in the amortization of intangibles of $2.7 million, and an increase in interest expense of $1.9 million. Our Q1 09 results were positively impacted by an increase in gross margin as a percentage of net revenue from 55.0% in Q1 08 to 56.4% in Q1 09.

During Q4 08, our gross revenue increased by $111.0 million, or 43.0%, to $369.3 million compared to $258.3 million in the same period in 2007. Approximately $102.0 million of this increase resulted from acquisitions completed in 2007 and 2008 and a $21.5 million foreign exchange impact—due to the weakening of the Canadian dollar during Q4 08—offset by a $12.5 million decline in internal growth. Net income during Q4 08 increased by $1.0 million, or 5.3%, from the same period in 2007. Diluted earnings per share in Q4 08 increased by $0.03, or 7.3%, compared to the same period in Q4 07. Our Q4 08 results were negatively impacted by a reduction in gross margin as a percentage of net revenue from 57.5% in Q4 07 to 55.7% in Q4 08, by an increase in the amortization of intangibles of $1.5 million, and by an increase in interest expense of $1.2 million. Our Q4 08 results were positively impacted by the growth in gross revenue, by a reduction in our administrative and marketing expenses as a percentage of net revenue from 43.5% to 43.0% quarter over quarter, and by an increase in foreign exchange gains from $1.2 million to $2.5 million.

During Q3 08, our gross revenue increased by $112.3 million, or 47.7%, to $347.6 million compared to $235.3 million in the same period in 2007. Approximately $111.9 million of this increase resulted from acquisitions completed in 2007 and 2008 and $1.1 million in internal growth, offset by a $0.7 million foreign exchange impact due to the stronger Canadian dollar in Q3 08 compared to Q3 07. Net income decreased by $47.4 million in Q3 08 compared to the same period in 2007, and diluted earnings per share decreased by $1.04 compared to the same period last year. During the quarter, our net income and diluted earnings per share were negatively impacted by a $53.0 million impairment of goodwill and a $5.4 million impairment of intangible assets. These non-cash charges decreased our diluted earnings per share by $1.21. Without the negative impact of the goodwill and intangible asset impairment charges, our net income for Q3 08 would have been $25.1 million, and our diluted earnings per share would have been $0.55. Our Q3 08 results were positively impacted by a reduction of our administrative and marketing expenses as a percentage of net revenue from 41.1% to 39.2%. Our Q3 08 results were negatively impacted by a decline in gross margin from 56.2% to 56.0%, an increase in the amortization of intangibles of $2.1 million, and an increase in interest expense of $1.5 million.

LIQUIDITY AND CAPITAL RESOURCES

The following table represents summarized working capital information as at June 30, 2009, compared to December 31, 2008:

(In millions of Canadian dollars, except ratios)	Jun 30, 2009	Dec 31, 2008	Change

Current assets	455.2	480.7	(25.5)
Current liabilities	(261.9)	(300.0)	38.1
Working capital	193.3	180.7	12.6
Ratio of current assets to current liabilities	1.74	1.60	n/a

note: Working capital is calculated by subtracting current liabilities from current assets. The current ratio is calculated by dividing current assets by current liabilities.

Our cash flows from (used in) operating, investing, and financing activities for the second quarter and year to date for 2009 and 2008, as reflected in our consolidated statements of cash flows, are summarized in the following table:

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

	Quarter ended June 30			Two quarters ended June 30
(In millions of Canadian dollars)	2009	2008	$Change	2009	2008	$Change
Cash flows from (used in) operating activities	3.9	55.0	(51.1)	(26.7)	1.3	(28.0)
Cash flows used in investing activities	(5.4)	(10.9)	5.5	(77.6)	(99.8)	22.2
Cash flows from (used in) financing activities	(4.4)	(21.7)	17.3	14.6	110.3	95.7

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $300 million credit facility, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment, and repaying long-term debt.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model, as described in the Management’s Discussion and Analysis in our 2008 Financial Review, reduces the impact of changing market conditions on our operating cash flows. As well, we regularly monitor our short-term backlog and are able to manage our staff levels to the work available. We do not anticipate any immediate need to access additional capital; however, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce the utilized level on our credit facility.

We continue to manage our capital structure according to the management guideline established in our 2008 Financial Review of maintaining a net debt to equity ratio of less than 0.5 to 1. The net debt to equity ratio, a non-GAAP measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash held in escrow, divided by (2) shareholders’ equity. At June 30, 2009, our net debt to equity ratio was 0.57 to 1.0. We exceeded our internal target of less than 0.5 to 1 because we increased our long-term debt to finance the Jacques Whitford acquisition. We have indicated that we are comfortable with exceeding this target under these and similar circumstances.

We continue to limit our exposure to credit risk by placing our cash and cash equivalents in, and entering into derivative agreements with, high-quality credit institutions. Our investments held for self-insured liabilities include bonds and equities, and we mitigate the risk associated with these bonds and equities through the overall quality and mix of our investment portfolio.

Working Capital

Our working capital (current assets less current liabilities) at the end of Q2 09 was $193.3 million compared to $180.7 million at December 31, 2008. During this period, current assets decreased by $25.5 million, and current liabilities decreased by $38.1 million. The $25.5 million decrease in current assets from December 31, 2008, was due to a $90.2 million decrease in cash and cash equivalents and a $7.4 million decrease in cash held in escrow, offset by a $59.3 million increase in accounts receivable and in costs and estimated earnings in excess of billings. At December 31, 2008, cash and cash equivalents included cash advanced from our credit facility and held for the Jacques Whitford acquisition closing. The cash was paid to the vendors on the completion of the transaction on January 2, 2009. Of the total consideration for the Zande and Secor acquisitions, US$6.56 million was held in escrow pending the outcome of purchase price adjustment clauses included in the purchase agreements. During the first quarter, US$5.9 million of the escrow funds was paid to the former shareholders of the acquired firms, and the remainder was returned to us. Our accounts receivable and estimated earnings in excess of billings increased from December 31, 2008, mainly due to the completion of the Jacques Whitford acquisition and the migration of Secor to our enterprise management system during 2009. The $38.1 million decrease in current liabilities at June 30, 2009, compared to December 31, 2008, resulted primarily from a decrease in accounts payable and accrued employee bonus and payroll liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

Cash Flows From Operating Activities
Our cash flows from operating activities were $3.9 million in Q2 09 compared to $55.0 million in Q2 08. On a year-to-date basis, our cash flows used in operating activities were $26.7 million in 2009 compared to $1.3 million in cash flows from operating activities in 2008. Our cash flows from operating activities are impacted by the timing of acquisitions—in particular, the timing of payments of acquired accounts payable and accrued liabilities, including employee annual bonuses. On a year-to-date basis, the $28 million increase in cash flows used in operating activities was a result of the following:

•
Our days of revenue in accounts receivable and estimated earnings in excess of billings increased from 83 days at December 31, 2008, to 88 days at June 30, 2009. This increase was due in part to general economic conditions as well as the continued integration and migration of acquisitions completed in 2008 and 2009.

•	Our cash paid to suppliers during 2009 was higher due primarily to the payment of acquired trade payables.

•	Our cash paid to employees during 2009 was higher due primarily to the payment of acquired bonuses and severances and to the timing of biweekly payroll.

•	Our income taxes paid, net of income taxes recovered, during 2009 increased by $9.5 million.

Cash Flows Used in Investing Activities
Our cash flows used in investing activities were $5.4 million in Q2 09 compared to $10.9 million in Q2 08 and $77.6 million year to date compared to $99.8 million for the same period in 2008. Year to date, we used $64.3 million for the acquisition of Jacques Whitford compared to using $72.1 million for the acquisition of Zande, Rochester Signal Inc. (Rochester Signal), Secor, and RHL in the same period last year. In addition, in Q1 08, $6.7 million was placed in an escrow account pending the outcome of purchase price adjustment clauses included in the Zande and Secor purchase agreements.

As a professional services organization, we are not capital intensive. Funds spent on capital are primarily for property and equipment, including such items as computer equipment and business information systems software, furniture, leasehold improvements, and other office and field equipment. Our property and equipment purchases decreased from $10.5 million in Q2 08 to $4.8 million in Q2 09. One factor contributing to the higher spending on property and equipment in Q2 08 was the $4.3 million spent on improvements made to our Markham and Toronto, Ontario, offices to accommodate office consolidations. Our Q2 09 purchases were within the expected range for 2009 to support ongoing operational activity. During Q2 08, our purchases of property and equipment were financed by cash flows from operations and from our revolving credit facility.

Cash Flows From (Used in) Financing Activities
Our cash flows used in financing activities were $4.4 million in Q2 09 compared to $21.7 million in Q2 08, and our cash flows from financing activities were $14.6 million year to date compared to $110.3 million for the same period in 2008. During Q2 09, we repaid $19.4 million of our revolving credit facility compared to repaying $35.2 million in Q2 08. Year to date, we repaid $49.2 million of our revolving  credit facility and acquired debt from acquisitions and used $68.8 million of the facility, in part to pay accounts payable, employee bonuses, and notes payable due from acquisitions. In comparison, in the first two quarters of 2008, we repaid $52.2 million of our revolving credit facility and used $168.8 million of the facility, in part to finance the Zande, Rochester Signal, Secor, RHL, and McIntosh acquisitions. As at June 30, 2009, $66.5 million was available in the revolving credit facility for future activities.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

Shareholders’ Equity

Share options exercised during the first two quarters of 2009 generated $0.5 million in cash compared to $1.0 million in cash generated during the same period in 2008. Our shareholders’ equity was reduced by $5.3 million in 2008 because of the repurchase of 180,700 shares year to date through our normal course issuer bid compared to the repurchase of no shares in the same period in 2009.

OTHER

Outstanding Share Data

As at June 30, 2009, there were 45,505,457 common shares and 1,980,328 share options outstanding. During the period of July 1, 2009, to July 31, 2009, no shares were repurchased under our normal course issuer bid, no share options were exercised, 2,500 share options were forfeited, and no share options were cancelled. As at July 31, 2009, there were 45,505,457 common shares and 1,977,828 share options outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and capital lease commitments, purchase and service obligations, and other liabilities as of June 30, 2009:

		Payment Due by Period
		Less than 1			After 5
Contractual Obligations	Total	year	1-3 years	4-5 years	years
		(In millions of Canadian dollars)

Long-term debt	335.9	43.5	291.9	0.3	0.2
Interest on debt	19.8	10.1	9.7	-	-
Operating lease commitments	350.8	68.2	108.7	76.0	97.8
Capital lease commitments	3.1	1.3	1.6	0.2	-
Purchase and service obligations	18.4	6.0	8.8	3.6	-
Other liabilities	3.6	0.2	0.4	0.3	2.7

Total contractual obligations	731.6	129.3	421.1	80.4	100.7

For further information regarding the nature and repayment terms of our long-term debt and capital lease obligations, refer to the Cash Flows From Financing Activities section and notes 4 and 9 in our unaudited interim consolidated financial statements for the quarter ended June 30, 2009. Our operating lease commitments include obligations under office space rental agreements, and our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Our other liabilities include amounts payable under our deferred share unit plan and a commitment to purchase the non-controlling interests of The National Testing Laboratories Limited over a period ending in 2014. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

Off-Balance Sheet Arrangements

As of June 30, 2009, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $2.9 million that expire at various dates before June 2010. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also provide indemnifications and, in limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. As at June 30, 2009, we have a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at June 30, 2009, $12.4 million in bonds (US$10.6 million) was issued under this surety facility. During Q2 09, we issued a guarantee, up to a maximum of US$60 million, to secure project work with the US federal government. If the guarantee is exercised, we have recourse to our insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in our professional services. We have not made any payments under this guarantee, and no amounts have accrued in the consolidated financial statements with respect to this guarantee.

Financial Instruments and Market Risk

The nature and extent of our use of financial instruments, as well as the risks associated with these instruments, have not changed from those described in the Financial Instruments and Market Risk section of our 2008 Financial Review except that we now note that the fair value of derivatives is based on third-party market indications and forecasts provided by our financial institutions.

Related-Party Transactions

There were no related-party transactions during the first two quarters of 2009.

OUTLOOK

The overall outlook for the remainder of 2009 continues to be stable. The outlooks for our Buildings, Environment, and Transportation practice areas remain stable, and we expect the outlooks for our Industrial and Urban Land practice areas to range from stable to a moderate decline. We operate in a highly diverse infrastructure and facilities market in North America consisting of many technical disciplines, practice areas, client types, and industries in both the private and public sectors, which gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter depending on variables such as project mix, economic factors, and integration activities related to acquisitions. For the second quarter of 2009, there have been no significant changes in our industry environment or market opportunities. Our business model continues to focus on mitigating risk by diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle. In addition, our expectations remain consistent with those described in the Outlook section of the Management’s Discussion and Analysis included in our 2008 Financial Review and discussed in the Gross and Net Revenue section of this Management’s Discussion and Analysis.

In the first quarter of 2009, federal economic stimulus packages were passed in both the United States and Canada. Although we secured some small stimulus-funded projects in Q2 09, we do not expect to experience any significant effect from stimulus funding until the end of 2009 or early 2010. We believe that stimulus-funded projects will assist us in maintaining our level of backlog and replace projects that have been curtailed due to difficult economic conditions.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

The above outlook is based, in part, on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis included in our 2008 Financial Review. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

The preparation of our financial statements in accordance with Canadian generally accepted accounting principles (GAAP) requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. For the first two quarters ended June 30, 2009, there has been no significant change in our critical accounting estimates from those described in our 2008 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures and incorporated by reference herein.

This Management’s Discussion and Analysis includes references to and uses measures and terms that are not specifically defined in the CICA Handbook and do not have any standardized meaning prescribed by GAAP, namely, gross revenue, net revenue, gross margin, backlog, debt to equity ratio, return on equity ratio, working capital, and current ratio. These non-GAAP measures may not be comparable to similar measures presented by other companies. For the first two quarters ended June 30, 2009, there has been no significant change in our description of these non-GAAP accounting measures from that included in our 2008 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures and incorporated by reference herein. Readers are encouraged to refer to this discussion in our 2008 Financial Review for additional information.

For the quarter ended June 30, 2009, the only significant change in our accounting developments as described in our 2008 Financial Review was the adoption of CICA Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities,” and Section 3064, “Goodwill and Intangible Assets,” as further described below.

a) Changes in accounting policies
Fair Value of Financial Assets and Financial Liabilities. Effective January 1, 2009, we adopted the new CICA Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, “Financial Instruments—Recognition and Measurement.” It states that an entity's own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. We adopted this abstract during the first quarter of the 2009 fiscal year, and this adoption did not have a significant effect on our financial position or on the results of our operations. We adopted this new accounting standard retrospectively without restatement of prior periods.

Goodwill and Intangible Assets. Effective January 1, 2009, we adopted the CICA handbook Section 3064, “Goodwill and Intangible Assets,” which replaced Section 3062, “Goodwill and Other Intangible Assets,” and Section 3450, “Research and Development Costs.” This pronouncement further aligns Canadian GAAP with US GAAP and International Financial Reporting Standards (IFRS). Section 3064 establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets subsequent to their initial recognition. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new standard also provides guidance for the recognition of internally developed intangible assets, including assets produced from research and development activities, ensuring the consistent treatment of all intangible assets, whether separately acquired or internally generated. The adoption of this standard did not have an effect on our financial position or on the results of our operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

b) Recent accounting pronouncements
International Financial Reporting Standards. In 2005, the CICA announced its plans to converge Canadian GAAP for public entities with IFRS over a transition period that will end in 2011. In February 2008, the CICA confirmed that Canadian reporting issuers will need to begin reporting under IFRS by the first quarter of 2011 with comparative figures. During the first quarter of 2009, the CICA reconfirmed the above and issued a new exposure draft, “Adopting IFRS in Canada Phase II,” which includes the exposure of IFRS in effect at January 1, 2008. IFRS uses a conceptual framework similar to that used by Canadian GAAP, but there are differences in recognition, measurement, and disclosure.

We started our IFRS conversion project in 2008. This project consists of five phases: 1) preliminary planning and scoping, 2) detailed assessment, 3) solution development, 4) implementation, and 5) post-implementation review.

We have now completed the preliminary planning and scoping phase. This first phase included the establishment of a dedicated team to work on the IFRS transition and an IFRS Advisory Committee consisting of representatives from our Financial Services, Treasury, Internal Audit, Investor Relations, Information Technology, and Operations groups. The IFRS team provides updates to the IFRS Advisory Committee and the Audit Committee, including reports on the progress made on the detailed work plan. As well, during the planning and scoping phase, we completed a high-level diagnostic that identified the major differences between Canadian GAAP and IFRS and prioritized the IFRS requirements based on their financial reporting impact, business impact, and complexity.

We have also started the detailed assessment and solution development phases, which we expect to complete by the end of 2009. These phases involve the establishment of issue-specific workgroups to perform a detailed diagnostic, the selection of accounting policies when alternatives are available, and the formulation of solutions for the implementation of IFRS. Considering the impacts of IFRS on our business processes, information technology, debt covenants, and internal control over financial reporting is integral to this process. We divided the standards into 20 processes that we are analyzing according to their priority based on the high-level diagnostic. The analysis of these processes is currently on target with the established timeline in our detailed work plan. IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” provides entities that are adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirements for full retrospective application of IFRS. We are in the process of determining our choice of optional exemptions as we progress through the analysis of our 20 processes. As well, we are analyzing the various accounting policy choices available and will implement those we determine to be the most appropriate for our operations. Our choice of policies and optional exemptions is being reviewed by the Audit Committee. In addition, we have established a communication and training plan and are providing training to the Audit Committee, key employees, and stakeholders.

Before 2010, we expect to make changes to certain processes and systems, in time to enable the recording of transactions under IFRS for comparative reporting purposes in 2011. At this stage of the project, it is not practically possible to quantify the financial reporting impact of the differences between Canadian GAAP and IFRS on our operations.

Business Combinations. In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures, in its financial statements, identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company's financial statements to evaluate the nature and financial effects of its business combinations. Although we are considering the impact of adopting this

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

pronouncement on our consolidated financial statements in connection with our conversion to IFRS, the impact will be limited to any future acquisitions beginning in fiscal 2011.

Consolidation and Non-Controlling Interests. In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting of ownership interests in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statements of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statements of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. We are currently considering the impact of adopting these pronouncements on our consolidated financial statements in fiscal 2011 in connection with our conversion to IFRS.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our CEO and chief financial officer (CFO) evaluated our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act Rules 13a–15(e) and 15d–15 (e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting during the last fiscal quarter covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

RISK FACTORS

For the quarter ended June 30, 2009, there has been no significant change in our risk factors from those described in our 2008 Financial Review. This includes our exposure to market factors that can affect our performance with respect to currency and interest rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2009
STANTEC INC. (UNAUDITED)

Consolidated Balance Sheets
(Unaudited)

	June 30	December 31
	2009	2008
(In thousands of Canadian dollars)	$	$

ASSETS (note 4)
Current
Cash and cash equivalents	13,738	103,979
Cash held in escrow (note 2)	-	7,392
Accounts receivable, net of allowance for doubtful accounts of
$10,143 ($11,597 – 2008)	279,653	256,243
Costs and estimated earnings in excess of billings	111,540	75,602
Income taxes recoverable	16,114	7,647
Prepaid expenses	10,918	8,094
Future income tax assets	19,168	15,265
Other assets (note 3)	4,022	6,503

Total current assets	455,153	480,725
Property and equipment	121,485	114,410
Goodwill	520,721	446,818
Intangible assets	60,435	45,989
Future income tax assets	20,834	20,786
Other assets (note 3)	43,275	36,158

Total assets	1,221,903	1,144,886

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	158,383	198,228
Billings in excess of costs and estimated earnings	40,736	43,845
Income taxes payable	-	9,920
Current portion of long-term debt (note 4)	44,827	34,096
Future income tax liabilities	17,918	13,920

Total current liabilities	261,864	300,009
Long-term debt (note 4)	294,145	215,113
Future income tax liabilities	30,909	26,492
Other liabilities (note 5)	67,145	64,297

Total liabilities	654,063	605,911

Non-controlling interest in subsidiaries (note 2)	207	-

Commitments, contingencies, and guarantees (notes 2 and 4)

Shareholders' equity
Share capital (note 7)	219,495	218,757
Contributed surplus	12,247	10,458
Retained earnings	351,649	308,629
Accumulated other comprehensive (loss) income (note 10)	(15,758)	1,131

Total shareholders' equity	567,633	538,975

Total liabilities and shareholders' equity	1,221,903	1,144,886

See accompanying notes

JUNE 30, 2009
STANTEC INC. (UNAUDITED)

Consolidated Statements of Income
(Unaudited)
	For the quarter ended		For the two quarters ended
	June 30		June 30
(In thousands of Canadian dollars, except share and per share amounts)	2009 $	2008 $	2009 $	2008 $

INCOME
Gross revenue	388,121	343,327	792,921	635,130
Less subconsultant and other direct expenses	70,061	54,268	131,571	91,212

Net revenue	318,060	289,059	661,350	543,918
Direct payroll costs	141,319	127,485	291,163	242,092

Gross margin	176,741	161,574	370,187	301,826
Administrative and marketing expenses (notes 7 and 13)	131,301	118,033	279,363	225,002
Depreciation of property and equipment	6,831	6,836	13,958	12,203
Amortization of intangible assets	3,464	2,553	8,828	5,219
Net interest expense (note 4)	3,008	2,011	6,438	3,513
Share of (income) loss from associated companies	-568	54	-842	160
Foreign exchange losses	1,403	380	1,971	21
Other income (note 3)	-204	-400	-550	-630

Income before income taxes	31,506	32,107	61,021	56,338

Income taxes
Current	8,824	14,201	20,696	18,200
Future	323	-4,199	-2,695	-904

Total income taxes	9,147	10,002	18,001	17,296
Net income for the period	22,359	22,105	43,020	39,042

Weighted average number of shares outstanding – basic	45,473,500	45,656,377	45,469,180	45,656,836

Weighted average number of shares outstanding – diluted	45,875,464	46,122,311	45,882,267	46,187,313
Shares outstanding, end of the period	45,505,457	45,606,823	45,505,457	45,606,823

Earnings per share (note 7)
Basic	0.49	0.48	0.95	0.86

Diluted	0.49	0.48	0.94	0.85

See accompanying notes

JUNE 30, 2009
STANTEC INC. (UNAUDITED)

Consolidated Statements of Shareholders' Equity and Comprehensive Income

(Unaudited)

						Accumulated
	Shares	Share	Contributed	Deferred		Other Comprehensive
	Outstanding	Capital	Surplus	Stock	Retained	Loss (AOCL)
	(note 7)	(note 7)	(note 7)	Compensation	Earnings	(note 10)	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$	$

Balance, December 31, 2007	45,698,143	218,790	6,266	(110)	286,780	(69,028)	442,698

Comprehensive income:

Net income					39,042		39,042
Currency translation adjustments						7,469	7,469
Unrealized losses on financial assets						(229)	(229)
Realized gains transferred to net income						(165)	(165)
Total comprehensive income					39,042	7,075	46,117

Share options exercised for cash	85,860	1,033					1,033
Stock-based compensation expense			1,963	110			2,073
Shares repurchased under normal course issuer bid	(180,700)	(868)	(26)		(4,445)		(5,339)
Reclassification of fair value of stock options previously expensed		322	(322)				-
Shares issued on vesting of restricted shares	3,520	33	(214)				(181)

Balance, June 30, 2008	45,606,823	219,310	7,667	-	321,377	(61,953)	486,401

Retained earnings and AOCL					259,424

Balance, December 31, 2008	45,448,123	218,757	10,458	-	308,629	1,131	538,975

Comprehensive income:

Net income					43,020		43,020
Currency translation adjustments						(18,375)	(18,375)
Unrealized gains on cash flow hedge						516	516
Unrealized gains on financial assets						983	983
Realized gains transferred to net income						(13)	(13)
Total comprehensive income					43,020	(16,889)	26,131
Share options exercised for cash	57,334	538					538
Stock-based compensation expense			1,989	-			1,989
Reclassification of fair value of stock options previously expensed		200	(200)				-

Balance, June 30, 2009	45,505,457	219,495	12,247	-	351,649	(15,758)	567,633

Retained earnings and AOCL					335,891

See accompanying notes

JUNE 30, 2009
STANTEC INC. (UNAUDITED)

Consolidated Statements of Cash Flows
(Unaudited)

	For the quarter ended		For the two quarters ended
	June 30		June 30
	2009	2008	2009	2008
(In thousands of Canadian dollars)	$	$	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients	380,221	302,955	801,094	558,524
Cash paid to suppliers	(131,254)	(68,257)	(308,609)	(158,971)
Cash paid to employees	(228,590)	(166,486)	(473,357)	(365,181)
Dividends from equity investments	567	-	592	150
Interest received	486	302	1,134	861
Interest paid	(2,714)	(2,120)	(7,252)	(3,224)
Income taxes paid	(15,481)	(11,918)	(41,413)	(32,238)
Income taxes recovered	661	570	1,066	1,351

Cash flows from (used in) operating activities (note 14)	3,896	55,046	(26,745)	1,272

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired (note 2)	(342)	(636)	(64,342)	(72,050)
Cash held in escrow (note 2)	-	-	-	(6,701)
Decrease (increase) in investments held for self-insured
liabilities	(1,186)	123	(1,234)	(1,845)
Proceeds on disposition of investments	-	7	-	9
Purchase of property and equipment	(4,798)	(10,451)	(13,044)	(19,464)
Proceeds on disposition of property and equipment	990	85	1,042	289

Cash flows used in investing activities	(5,336)	(10,872)	(77,578)	(99,762)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt	(19,382)	(35,239)	(49,179)	(52,249)
Proceeds from long-term borrowings	14,880	17,674	68,771	168,837
Repayment of acquired bank indebtedness (note 2)	-	(41)	(4,596)	(1,788)
Net change in bank indebtedness financing	-	(2,415)	-	-
Repayment of capital lease obligation	(294)	(120)	(983)	(226)
Repurchase of shares for cancellation	-	(1,863)	-	(5,339)
Proceeds from issue of share capital	322	303	538	1,033

Cash flows from (used in) financing activities	(4,474)	(21,701)	14,551	110,268

Foreign exchange gain (loss) on cash held in foreign
currency	(1,001)	(55)	(469)	136

Net increase (decrease) in cash and cash equivalents	(6,915)	22,418	(90,241)	11,914
Cash and cash equivalents, beginning of the period	20,653	3,671	103,979	14,175

Cash and cash equivalents, end of the period	13,738	26,089	13,738	26,089

See accompanying notes

JUNE 30, 2009
STANTEC INC. (UNAUDITED)

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.	General Accounting Policies

These unaudited interim consolidated financial statements of Stantec Inc. (the Company) have been prepared by  management in accordance with Canadian generally accepted accounting principles (GAAP) on a basis consistent with  those used in the preparation of the Company's December 31, 2008, annual consolidated financial statements except as  described below. Because the disclosures included in these interim consolidated financial statements do not conform in all  respects to the requirements of GAAP for annual financial statements, these interim consolidated financial statements  should be read in conjunction with the December 31, 2008, annual consolidated financial statements. In management's  opinion, these interim consolidated financial statements include all the adjustments necessary to present fairly such interim  consolidated financial statements. The consolidated statements of income, shareholders' equity and comprehensive  income, and cash flows for interim periods are not necessarily indicative of results on an annual basis due to short-term  variations as well as the timing of acquisitions, if any, during interim periods.

a) Changes in accounting policies

Fair Value of Financial Assets and Financial Liabilities. Effective January 1, 2009, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee (EIC) Abstract EIC-173, "Credit Risk and  the Fair Value of Financial Assets and Financial Liabilities." EIC-173 provides further information on the determination of  the fair value of financial assets and financial liabilities under Section 3855, "Financial Instruments—Recognition and  Measurement." It states that an entity's own credit and the credit risk of the counterparty should be taken into account in  determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be  applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. The  Company adopted this abstract during the first quarter of the 2009 fiscal year, and this adoption did not have a significant  effect on its financial position or on the results of its operations. The Company adopted this new accounting standard  retrospectively without restatement of prior periods.

Goodwill and Intangible Assets. Effective January 1, 2009, the Company adopted the CICA handbook Section 3064, "Goodwill and Intangible Assets," which replaced Section 3062, "Goodwill and Other Intangible Assets," and Section 3450,   "Research and Development Costs." This pronouncement further aligns Canadian GAAP with US GAAP and International  Financial Reporting Standards (IFRS). Section 3064 establishes standards for the recognition, measurement, presentation,  and disclosure of goodwill and intangible assets subsequent to their initial recognition. Standards concerning goodwill are  unchanged from the standards included in the previous Section 3062. The new standard also provides guidance for the  recognition of internally developed intangible assets, including assets produced from research and development activities,  ensuring the consistent treatment of all intangible assets, whether separately acquired or internally generated. The adoption  of this standard did not have an effect on the Company’s financial position or on the results of its operations.

b) Recent accounting pronouncements

International Financial Reporting Standards. In 2005, the CICA announced its plans to converge Canadian GAAP for public entities with IFRS over a transition period that will end in 2011. In February 2008, the CICA confirmed that Canadian  reporting issuers will need to begin reporting under IFRS by the first quarter of 2011 with comparative figures. During the  first quarter of 2009, the CICA reconfirmed the above and issued a new exposure draft, "Adopting IFRS in Canada Phase  II," which includes the exposure of IFRS in effect at January 1, 2008. IFRS uses a conceptual framework similar to that   used by Canadian GAAP, but there are differences in recognition, measurement, and disclosure.

The Company started its IFRS conversion project in 2008. This project consists of five phases: 1) preliminary planning and  scoping, 2) detailed assessment, 3) solution development, 4) implementation, and 5) post-implementation review.

The Company has completed the preliminary planning and scoping phase. This first phase included the establishment of a  dedicated team to work on the IFRS transition and an IFRS Advisory Committee consisting of representatives from the  Company's Financial Services, Treasury, Internal Audit, Investor Relations, Information Technology, and Operations

JUNE 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

groups. The IFRS team provides updates to the IFRS Advisory Committee and the Audit Committee, including reports on  the progress made on the detailed work plan. As well, during the planning and scoping phase, the Company completed a  high-level diagnostic that identified the major differences between Canadian GAAP and IFRS and prioritized the IFRS  requirements based on their financial reporting impact, business impact, and complexity.

The Company has also started the detailed assessment and solution development phases, which it expects to complete by  the end of 2009. These phases involve the establishment of issue-specific workgroups to perform a detailed diagnostic, the  selection of accounting policies when alternatives are available, and the formulation of solutions for the implementation of  IFRS. Considering the impacts of IFRS on the Company's business processes, information technology, and internal control  over financial reporting is integral to this process. The Company divided the standards into 20 processes that it is analyzing  according to their priority based on the high-level diagnostic. The analysis of these processes is currently on target with the  established timeline in the Company's detailed work plan. IFRS 1, “First-Time Adoption of International Financial Reporting  Standards,” provides entities that are adopting IFRS for the first time with a number of optional exemptions and mandatory  exceptions, in certain areas, to the general requirements for full retrospective application of IFRS. The Company is in the  process of determining its choice of optional exemptions as it progresses through the analysis of its 20 processes. As well,  the Company is analyzing the various accounting policy choices available and will implement those it determines to be the  most appropriate for its operations. The Company's choice of policies and optional exemptions is being reviewed by the  Audit Committee. In addition, the Company has established a communication and training plan and is providing training to  the Audit Committee, key employees, and stakeholders.

Before 2010, the Company expects to make changes to certain processes and systems, in time to enable the recording of  transactions under IFRS for comparative reporting purposes in 2011. At this stage of the project, it is not practically possible  to quantify the financial reporting impact of the differences between Canadian GAAP and IFRS on the Company's  operations.

Business Combinations. In January 2009, the CICA issued the new handbook Section 1582, "Business Combinations," effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This  pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business   combinations in a number of areas. It establishes principles and requirements governing how an acquiring company   recognizes and measures, in its financial statements, identifiable assets acquired, liabilities assumed, any non-controlling  interest in the acquiree, and goodwill acquired. The section also establishes disclosure requirements that will enable users  of the acquiring company's financial statements to evaluate the nature and financial effects of its business combinations.  Although the Company is considering the impact of adopting this pronouncement on its consolidated financial statements in  connection with its conversion to IFRS, the impact will be limited to any future acquisitions beginning in fiscal 2011.

Consolidation and Non-Controlling Interests. In January 2009, the CICA issued the new handbook Section 1601, "Consolidated Financial Statements," and Section 1602, "Non-Controlling Interests," effective for fiscal years beginning on  or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align  Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting of ownership  interests in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the  consolidated statements of financial position within equity but separate from the parent’s equity. The amount of   consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented  on the face of the consolidated statements of income. In addition, these pronouncements establish standards for a change  in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a  subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly   identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is  currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2011  in connection with its conversion to IFRS.

JUNE 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

2.	Business Acquisitions

Acquisitions are accounted for under the purchase method of accounting, and the results of operations since the respective  dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of  acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized  at the initial time of reporting. Purchase price allocations are completed after the vendors' final financial statements and  income tax returns have been prepared and accepted by the Company. Such preliminary purchase price allocations are  based on management's best estimates of the fair values of the acquired assets and liabilities. Upon finalization,  adjustments to the initial estimates may be required, and these adjustments may be material.

The purchase prices of acquisitions may be subject to price adjustment clauses included in the purchase agreements. At  each consolidated balance sheet date, these purchase price adjustment clauses are reviewed, which may result in an  increase or reduction to the notes payable consideration recorded at acquisition to reflect either more or less non-cash  working capital than was originally recorded.

As at June 30, 2009, additional consideration, specified in certain purchase agreements, may be payable based on future  performance parameters. This contingent consideration is not determinable and will be recognized as an adjustment to  goodwill in the period in which the contingency is resolved. During the second quarter of 2009, $2.1 million in contingent   consideration of this nature was recorded.

In the case of some acquisitions, additional payments may be made to the employees of an acquired company that are  based on their continued service over an agreed period of time. These additional payments are not included in the  purchase price. They are expensed as compensation as services are provided by the employees.

Acquisitions in 2009

On January 2, 2009, the Company acquired the shares and businesses of Jacques Whitford Group Ltd. and Jacques   Whitford Global Group Limited (Jacques Whitford) for cash consideration of $64.0 million and notes payable of $79.0  million. These firms are leading providers of environmental management and remediation and geotechnical engineering  services. Their addition strengthened the service offerings in the Company's Environment practice. This acquisition also  increased the Company’s presence in Atlantic Canada, expanded and enhanced its geotechnical engineering capabilities,  increased its ability to provide environmental and geoscientific assessments in Canada's Arctic and Alberta for resource  development, expanded its ability to support the mining sector, and expanded its air quality services.

During the first two quarters of 2009, the Company adjusted the purchase price on the Dunlop Architects Inc.; Vollmer  Associates LLP; Neill and Gunter Limited; Neill and Gunter (Nova Scotia) Limited; Fuller, Mossbarger, Scott & May  Engineers, Inc.; The Zande Companies, Inc.; RHL Design Group, Inc.; and McIntosh Engineering Holdings Corporation  acquisitions pursuant to purchase price adjustment clauses included in the purchase agreements. These adjustments  impacted non-cash working capital and notes payable.

During the first two quarters of 2009, the purchase price allocations for the RHL Design Group, Inc. and McIntosh  Engineering Holdings Corporation acquisitions were finalized. The Company expects to finalize the purchase price  allocation for the Jacques Whitford acquisition during the fourth quarter of 2009.

Acquisitions in 2008

On January 2, 2008, the Company acquired the shares and business of The Zande Companies, Inc. for cash consideration  and notes payable. In addition, at acquisition, US$1.56 million was placed in an escrow account, pending the outcome of  purchase price adjustment clauses included in the purchase agreement, and a corresponding US$1.56 million obligation  was recorded. Any increase or reduction to this obligation is recorded as an adjustment to the net assets acquired. During  2008, due to purchase price adjustments, US$491,000 was returned to the Company, and the obligation was reduced   accordingly. On January 2, 2009, the funds remaining in escrow were paid to the representative of the former shareholders  of The Zande Companies, Inc. The acquisition of this firm strengthened the Company's operations in the midwestern United

JUNE 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

States and increased the depth of its service offerings to public sector clients in the environment sector. The Zande  Companies, Inc. provides services mainly in water and wastewater treatment facility design, environmental management,  and transportation, as well as complementary services in planning, landscape architecture, surveying, and land  development.

On January 2, 2008, the Company acquired the net assets and business of Rochester Signal, Inc. for cash consideration  and notes payable. The addition of this firm supplemented the existing transit-related services offered by the Company.  Rochester Signal, Inc. provides signal design and related construction management, installation, and testing services,  along with engineering support for the development of all types of rail systems, from main and commuter lines to rapid  transit and light rail.

On February 1, 2008, the Company acquired the shares and business of SII Holdings, Inc. (Secor) for cash consideration.  In addition, at acquisition, US$5.0 million was placed in an escrow account to be settled on February 1, 2009, pending the  outcome of purchase price adjustment clauses included in the purchase agreement. A corresponding US$5.0 million  obligation was recorded at acquisition. During the first quarter of 2009, US$4.9 million of the escrow funds was paid to the  former shareholders of Secor, and the remainder was paid back to the Company and recorded as a reduction of the liability  and an adjustment to non-cash working capital. The acquisition of this firm significantly increased the Company’s service  offerings in the environment sector. Secor provides expertise in downstream marketing remedial services to the US energy  industry, as well as comprehensive environmental remediation services to the manufacturing, chemical, pulp and paper,  and transportation industries.

On March 14, 2008, the Company acquired the shares and business of RHL Design Group, Inc. for cash consideration and  promissory notes. The acquisition of this firm, headquartered in Petaluma, California, with several offices in the western  United States, significantly increased the Company's commercial development services. RHL Design Group, Inc. provides   full program implementation and comprehensive design services to commercial clients with facilities in multiple locations.

During the first two quarters of 2008, the Company adjusted the purchase price on the Vollmer Associates LLP; Trico   Engineering Consultants, Inc.; Chong Partners Architecture, Inc.; Woodlot Alternatives, Inc.; Neill and Gunter companies;  Murphy Hilgers Architects Inc.; Fuller, Mossbarger, Scott & May Engineers, Inc.; and RHL Design Group, Inc. acquisitions  pursuant to purchase price adjustment clauses included in the purchase price agreements. These adjustments impacted  non-cash working capital and notes payable.

JUNE 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Aggregate consideration paid

Details of the aggregate consideration given and of the fair values of net assets acquired or adjusted for in the first two  quarters of each year are as follows:

	2009	2008
(In thousands of Canadian dollars)	$	$

Cash consideration	64,342	76,222
Notes payable	69,471	22,771

Purchase price	133,813	98,993

Assets and liabilities acquired at fair values
Cash acquired	-	4,172
Bank indebtedness assumed	(4,596)	(1,788)
Non-cash working capital	29,268	20,095
Property and equipment	14,524	8,303
Investments	4,767	-
Goodwill	92,491	76,814
Intangible assets
Client relationships	10,487	11,271
Contract backlog	9,595	3,323
Other	3,553	(1,220)
Other long-term liabilities	(2,314)	(1,492)
Non-controlling interest in subsidiaries	(207)	-
Long-term debt	(13,993)	(15,976)
Future income taxes	(6,678)	(3,643)
Capital lease obligations	(3,084)	(866)

Net assets acquired	133,813	98,993

Of the goodwill and intangible assets resulting from the acquisition completed in the first two quarters of 2009, none is  deductible for income tax purposes (2008 – $14,770,000).

At the time of acquisition, management estimates the exit costs of consolidating or closing offices occupied by the acquired  entity. These costs are accrued in other long-term liabilities or non-cash working capital as part of the purchase price  allocation (note 5). Adjustments to the exit liabilities may impact goodwill.

As a result of the Jacques Whitford acquisition, the Company assumed commitments for operating leases of approximately $22,595,000 and for capital leases of approximately $3,084,000, with lease terms ranging from 1 to 10 years.

As part of the Jacques Whitford acquisition, the Company acquired a 50% interest in the EM&I Jacques Ltd. joint venture.  Also acquired were 12 investments in associated companies over which the Company is able to exercise significant  influence, but not control, which are accounted for using the equity method. The Company's ownership interest in these 12  investments ranges from 24.5% to 50.0%.

In addition, as part of the Jacques Whitford acquisition, the Company acquired a 70% interest in FMA Heritage Inc., an 80%  interest in Westworth Associates Environmental Ltd., a 75% interest in The National Testing Laboratories Limited (NTLL),  and a 56% interest in I.R. Wilson Consultants Ltd. A non-controlling interest in these subsidiaries represents the minority  interest’s share of the subsidiary’s equity. Income earned by the non-controlling interest in these subsidiaries was nil during  the first two quarters of 2009. During the first quarter of 2009, the Company entered into an agreement whereby it commits  to purchase in the future the non-controlling interests of NTLL over a period ending in 2014. During   the second quarter of  2009, the Company purchased the remaining 30% of FMA Heritage Inc.

JUNE 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

3.	Other Assets

	June 30	December 31
	2009	2008
(In thousands of Canadian dollars)	$	$

Investments held for self-insured liabilities	28,329	26,540
Investments in associated companies	6,133	1,226
Investments – other	778	774
Holdbacks on long-term contracts	3,897	3,933
Assets held for sale	641	621
Other	7,519	9,567
	47,297	42,661
Less current portion	4,022	6,503

	43,275	36,158

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. These   investments are classified as available for sale and are stated at fair value as at June 30, 2009. The bonds bear interest at  rates ranging from 2.70% to 7.00% per annum. Interest, dividends, and realized gains and losses on these investments are  recorded in other income. The term to maturity of the bond portfolio ranges from within one to five years.

4.	Long-Term Debt

	June 30	December 31
	2009	2008
(In thousands of Canadian dollars)	$	$

Non-interest-bearing note payable	169	162
Other notes payable	104,927	55,940
Bank loan	230,787	192,544
Capital lease obligations	3,089	563
	338,972	249,209
Less current portion	44,827	34,096

	294,145	215,113

The carrying values of the other notes payable have a weighted average effective rate of interest of 5.08% and may be  supported by promissory notes where required. The notes are due at various times from 2009 to 2013. The aggregate  maturity value of the notes is $104,993,000 (December 31, 2008 – $56,062,000). As at June 30, 2009, $30,235,000  (December 31, 2008 – $48,343,000) of the notes' carrying value was payable in US funds (June 30, 2009 –  US$25,997,000; December 31, 2008 – US$39,690,000). The carrying value of the other notes payable approximates their  fair value based on interest rates in effect at June 30, 2009.

The Company has a $300 million revolving credit facility that matures on August 31, 2011. The facility is available for  acquisitions, working capital needs, capital expenditures, and general corporate purposes. Depending on the form under  which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers'  acceptance rates plus 65, 85, or 125 basis points. As at June 30, 2009, $127,787,000 of the bank loan was payable in US  funds (US$109,877,000), and $103,000,000 was payable in Canadian funds. As at December 31, 2008, $131,544,000 of  the bank loan was payable in US funds (US$108,000,000), and $61,000,000 was payable in Canadian funds. Loans may  be repaid under the credit facility from time to time at the option of the Company.

JUNE 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

During 2008, the Company entered into an interest rate swap agreement that has the effect of converting the variable  interest obligation associated with US$100 million of the credit facility, based on a LIBOR rate, into a fixed interest rate of  3.43%, plus an applicable basis points spread, until September 3, 2010 (note 6).

Taking the effect of the interest rate swap into consideration, the average interest rate applicable at June 30, 2009, was  2.60% (December 31, 2008 – 3.36%). The credit facility contains restrictive covenants (note 9). All the assets of the  Company are held as collateral under a general security agreement for the bank loan. The interest incurred on long-term  debt in Q2 09 was $2,903,000 (Q2 08 – $1,932,000), with a year-to-date expense of $6,459,000 (Q2 08 – $3,628,000).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit. At June 30, 2009, the  Company had issued and outstanding letters of credit totaling $139,000 (December 31, 2008 – $139,000) payable in  Canadian funds and $2,609,000 (US$2,243,000) (December 31, 2008 – $2,426,000, US$1,992,000) payable in US funds  that expire at various dates before June 2010. These letters of credit were issued in the normal course of operations,  including the guarantee of certain office rental obligations. At June 30, 2009, $66,465,000 (December 31, 2008 –   $104,891,000) was available in the revolving credit facility for future activities.

As at June 30, 2009, $117,000 in additional letters of credit had been assumed from acquisitions (December 31, 2008 –  none). The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for  certain types of project work. As at June 30, 2009, $12,359,000 (US$10,627,000) in bonds had been issued under this  surety facility.

During Q2 09, the Company issued a guarantee, up to a maximum of US$60 million, for project work with the US federal  government. If the guarantee is exercised, the Company has recourse to its insurers, subject to certain deductibles, policy  terms, and limits, to recover claims costs and damages arising from errors or omissions in professional services. The  Company has not made any payments under this guarantee, and no amounts have been accrued in the consolidated  financial statements with respect to the guarantee.

As at June 30, 2009, the Company's capital lease obligations included capital leases bearing interest at rates ranging from  2.07% to 13.89%. These capital leases expire at various dates before 2013.

5.	Other Liabilities

	June 30	December 31
	2009	2008
(In thousands of Canadian dollars)	$	$

Provision for self-insured liabilities	33,371	30,265
Deferred gain on sale leaseback	5,096	5,314
Lease inducement benefits	22,318	22,866
Liabilities on lease exit activities	6,908	4,081
Liability for uncertain tax positions	2,128	1,725
Derivative financial instruments (note 6)	3,491	4,218
Other	4,297	3,475
	77,609	71,944
Less current portion included in accrued liabilities	10,464	7,647

	67,145	64,297

JUNE 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Provision for self-insured liabilities
	June 30	December 31
	2009	2008
(In thousands of Canadian dollars)	$	$

Provision, beginning of the period	30,265	17,659
Current period provision	6,812	12,470
Payment for claims settlement	(2,335)	(3,034)
Impact of foreign exchange	(1,371)	3,170

Provision, end of the period	33,371	30,265
Liabilities on lease exit activities

	June 30	December 31
	2009	2008
(In thousands of Canadian dollars)	$	$

Liability, beginning of the period	4,081	4,112
Current period provision:
Established for existing operations	2,348	1,488
Resulting from acquisitions	1,677	1,663
Costs paid or otherwise settled	(1,654)	(2,475)
Adjustments to purchase price allocation	637	(1,181)
Impact of foreign exchange	(181)	474

Liability, end of the period	6,908	4,081

6.	Derivative Financial Instruments

As at June 30, 2009, the Company had entered into foreign currency forward contract arrangements that provided for the  purchase of US$60,000,000 at rates ranging from 1.1566 to 1.1614 per US dollar maturing over the next month. As at June  30, 2008, the Company had entered into foreign currency forward contract arrangements that provided for the purchase of  US$86,750,000 at rates ranging from 0.9917 to 1.0209 per US dollar maturing over the next month. These derivative   financial instruments were entered into to mitigate foreign currency fluctuation risk on net operating assets denominated in  US dollars. The fair value of these contracts, estimated using third-party market indications and forecasts as at June 30,  2009, is an unrealized gain of $74,000 (June 30, 2008 – unrealized gain of $596,000). The unrealized gains or losses  relating to these derivative financial instruments were recorded in income as foreign exchange gains or losses and in the  balance sheet as other assets or other liabilities.

During 2008, the Company entered into a US$100 million interest rate swap agreement that matures on September 3,  2010. This swap agreement has the effect of converting the variable interest rate on US$100 million of the Company's  revolving credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread.  The fair value of the interest rate swap, estimated using third-party market indications and forecasts at June 30, 2009, is an  unrealized loss of $3,491,000 ($2,458,000 net of tax) (December 31, 2008 – unrealized loss of $4,218,000 [$2,974,000 net  of tax]). The Company has designated the swap as a cash flow hedge against its revolving credit facility; therefore, the  unrealized gains or losses relating to this derivative financial instrument are recorded in other comprehensive income and in  the balance sheet as other assets or other liabilities. In the event that the hedging relationship is no longer effective or  ceases to exist, the gains or losses will be recorded in income. The hedging relationship was effective from the date of  entering into the swap to June 30, 2009.

JUNE 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

7.	Share Capital

During Q2 09, no common shares were repurchased for cancellation pursuant to the Company's ongoing normal course  issuer bid. During Q2 08, 68,300 common shares were repurchased for cancellation at a cost of $1,863,000. Of this  amount, $330,000 and $10,000 reduced share capital and contributed surplus accounts, respectively, with $1,523,000  being charged to retained earnings.

During the first two quarters of 2009, no common shares were repurchased for cancellation pursuant to the Company's  ongoing normal course issuer bid. During the first two quarters of 2008, 180,700 common shares were repurchased for  cancellation at a cost of $5,339,000. Of this amount, $868,000 and $26,000 reduced share capital and contributed surplus  accounts, respectively, with $4,445,000 being charged to retained earnings.

During Q2 09, the Company renewed its normal course issuer bid with the Toronto Stock Exchange, which enables it to  purchase up to 2,273,722 common shares during the period of June 1, 2009, to May 31, 2010.

During Q2 09, the Company recognized a stock-based compensation expense of $1,401,000 (Q2 08 – $1,041,000) in  administrative and marketing expenses. Of the amount expensed, $994,000 related to the fair value of options granted, and  $407,000 related to deferred share unit compensation. Of the amount expensed during Q2 08, $979,000 related to the fair  value of options granted, and $62,000 related to deferred share unit compensation.

During the first two quarters of 2009, the Company recognized a stock-based compensation expense of $2,221,000 (Q2 08  – $1,763,000) in administrative and marketing expenses. Of the amount expensed, $1,989,000 related to the fair value of  options granted, and $232,000 related to deferred share unit compensation. Of the amount expensed during Q2 08,  $1,963,000 related to the fair value of options granted, and $111,000 related to the restricted shares issued on The Keith  Companies, Inc. acquisition, offset by a $311,000 reduction related to deferred share unit compensation.

The fair value of options granted was reflected through contributed surplus, the deferred share unit compensation was  reflected through accrued liabilities, and the restricted shares were reflected through deferred stock compensation. Upon  the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together  with the related portion of contributed surplus is credited to share capital.

Share options

	As at June 30
	2009		2008
	Share Options	Weighted Average Exercise Price	Share Options	Weighted Average Exercise Price
	#	$	#	$

Share options, beginning of the period	2,061,828	20.97	1,751,022	18.32
Exercised	(57,334)	9.39	(85,860)	12.03
Forfeited	(19,168)	29.25	(21,000)	22.31
Cancelled	(4,998)	30.61	(1,000)	20.42

Share options, end of the period	1,980,328	21.20	1,643,162	18.59

At June 30, 2009, 1,100,575 (June 30, 2008 – 902,000) share options were exercisable at a weighted average price of  $15.37 (June 30, 2008 – $11.88).

JUNE 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

At June 30, 2009, 895,000 (June 30, 2008 – 462,500) options were antidilutive and, therefore, were not considered in  computing diluted earnings per share.

Deferred share units

Deferred share units are paid to the directors of the board of the Company upon their death or retirement and are valued at  the weighted average of the closing market price of the Company's common shares for the last 10 trading days of the  month of death or retirement. These units are recorded at fair value based on the weighted average market price of the  Company's shares for the last 10 trading days of the period end date. As at June 30, 2009, 58,775 units were outstanding  (June 30, 2008 – 51,200).

8.	Financial Instruments

The Company classifies its financial instruments as follows:

•	Cash and cash equivalents and cash held in escrow are classified as financial assets held for trading and are recorded at fair value, with realized and unrealized gains and losses reported in income.

•
Accounts receivable are classified as receivables and are initially accounted for at fair value and subsequently  adjusted for any allowance for doubtful accounts, with realized gains and losses reported in income.

•
Investments held for self-insured liabilities are classified as financial assets available for sale and are recorded at fair  value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of, at  which time the realized gains and losses are recognized in income.

•
Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities and are initially  recorded at fair value and subsequently recorded at amortized cost using the effective interest method, with realized  gains and losses reported in income.

•
Derivative other assets and liabilities are classified as held for trading and are accounted for at fair value, with realized  and unrealized gains and losses reported in income unless the derivative qualifies and is designated as an  effective cash flow hedge, in which case, unrealized gains and losses are recorded in other comprehensive income.

Fair Value

The fair value of a financial instrument on initial recognition is normally the transaction price, which is the value of the  consideration given or received. Transaction costs on financial instruments are expensed when incurred. Purchases and  sales of financial assets are accounted for at trade dates. Subsequent to initial recognition, the fair values of financial  instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial  liabilities. The fair values of derivatives are based on third-party market indications and forecasts. The fair values of cash  and cash equivalents, cash held in escrow, accounts receivable, and accounts payable and accrued liabilities approximate  their carrying values because of the short-term maturity of these instruments. The carrying values of bank loans  approximate their fair values because the applicable interest rates are based on variable reference rates. The carrying  values of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the  interim consolidated financial statements.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual  obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents,  derivative financial instruments, investments held for self-insured liabilities, and accounts receivable.

The Company limits its exposure to credit risk by placing its cash and cash equivalents in, and entering into derivative  agreements with, high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. The  risk associated with bonds and equities is mitigated by the overall quality and mix of the investment portfolio.

JUNE 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The Company maintains an allowance for estimated credit losses on accounts receivable. The estimate is based on the  best assessment of the collectibility of the related receivable balance based, in part, on the age of the outstanding accounts  receivable and on the Company's historical collection and loss experience.

The Company mitigates risk associated with accounts receivable by providing services to diverse clients in various  industries and sectors of the economy. It does not concentrate its credit risk in any particular client, industry, economic, or  geographic sector. In addition, management reviews accounts receivable past due on an ongoing basis with the objective of  identifying matters that could potentially delay the collection of funds at an early stage. The Company monitors accounts  receivable to an internal target of days of revenue in accounts receivable (a non-GAAP measure). At June 30, 2009, there   were 63 days of revenue in accounts receivable (December 31, 2008 – 64 days). The maximum amount of credit risk  exposure is limited to the carrying amount of the balances in the financial statements.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s liquidity  needs can be met through a variety of sources, including cash generated from operations, long- and short-term borrowings  from its $300,000,000 credit facility, and the issuance of common shares. The Company believes that internally generated  cash flows, supplemented by borrowings and additional equity issues, if necessary, will be sufficient to cover its normal  operating and capital expenditures as well as currently anticipated acquisition activity in 2009. Liquidity risk is managed  according to the Company’s internal guideline of maintaining a debt to equity ratio of less than 0.5 to 1 (note 9).

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of  changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its credit  facilities are based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent  that its investments held for self-insured liabilities include fixed-rate government and corporate bonds. The Company  minimizes its exposure to floating rates of interest, when appropriate, by entering into interest rate swap agreements  (note 6).

If the interest rate on the Company's loan balance at June 30, 2009, had been 0.5% higher, with all other variables held  constant, net income would have decreased by approximately $102,000 for the quarter and $202,000 year to date. If the  interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income. This analysis  excludes US$100 million of the revolving credit facility due to the interest rate swap agreement entered into during 2008.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of  changes in foreign exchange rates. Foreign exchange gains or losses in the Company’s net income arise on the translation  of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and  long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company  minimizes its exposure to foreign exchange fluctuations on these items by matching US-dollar liabilities and, when  appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars (note 6).

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries and are recorded  as currency translation adjustments in other comprehensive income. The Company does not hedge for this foreign  exchange risk.

JUNE 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

9.	Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital  expenditures as well as acquisition growth while maintaining an adequate return for shareholders. The Company defines its  capital as the aggregate of long-term debt (including the current portion) and shareholders' equity.

The Company manages its capital structure with the flexibility to adjust to changes in economic conditions and acquisition  growth and to respond to interest rate, foreign exchange, credit, and other risks. In order to maintain or adjust its capital  structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or  raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to equity ratio below 0.5 to 1

•	Return on equity (ROE) at or above 14%

These objectives are established on an annual basis and are monitored on a quarterly basis. The targets for 2009 remained  unchanged from 2008.

Net debt to equity ratio, a non-GAAP measure, is calculated as the sum of (1) long-term debt, including current portion, plus  bank indebtedness, less cash and cash held in escrow, divided by (2) shareholders’ equity. The Company's net debt to  equity ratio was 0.57 to 1 at June 30, 2009 (December 31, 2008 – 0.26 to 1). The Company exceeded its targeted net debt  to equity ratio because it increased its long-term debt to finance the Jacques Whitford acquisition. Going forward, there may  be other occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the  target for a period of time.

ROE, a non-GAAP measure, is calculated as net income for the last four quarters, divided by average shareholders' equity  over each of these quarters. The Company's ROE was 6.3% for the four quarters ended June 30, 2009 (December 31,  2008 – 6.1%). The Company's ROE was below target because of the goodwill and intangible assets impairment charges  recorded in the third quarter of 2008.

The Company is subject to restrictive covenants related to its $300 million revolving credit facility that are measured on a  quarterly basis. These covenants include, but are not limited to, debt to earnings ratio and earnings to debt service ratio.  Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating  the repayment of the debt obligation. The Company was in compliance with all the covenants under this agreement as at  and throughout the quarter ended June 30, 2009.

JUNE 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

10.	Accumulated Other Comprehensive Income (Loss)

				Realized
		Unrealized	Unrealized	(Gains)
		Gains	Gains	Losses
	Currency	(Losses) on	(Losses) on	Transferred
	Translation	Cash Flow	Financial	to Net
	Adjustments	Hedge	Assets	Income	Total
(In thousands of Canadian dollars)	$	$	$	$	$

Balance, December 31, 2007	(70,513)	-	1,730	(245)	(69,028)
Current period activity	7,469	-	(233)	(168)	7,068
Income tax effect	-	-	4	3	7

Balance, June 30, 2008	(63,044)	-	1,501	(410)	(61,953)

Balance, December 31, 2008	6,410	(2,974)	(1,911)	(394)	1,131
Current period activity	(18,375)	727	1,001	(13)	(16,660)
Income tax effect	-	(211)	(18)	-	(229)

Balance, June 30, 2009	(11,965)	(2,458)	(928)	(407)	(15,758)

The foreign currency translation adjustments represent the unrealized gain or loss on the Company's net investment in self-  sustaining US-based operations. The change in the currency translation adjustments during the year relates to the  fluctuation in the value of the Canadian dollar relative to the US dollar. Consolidated balance sheet accounts denominated  in US dollars have been translated to Canadian dollars at the rate of 1.1630 (December 31, 2008 – 1.2180).

The unrealized gains (losses) on financial assets represent the change in the fair values of investments held for self-insured  liabilities (note 3).

The unrealized gains (losses) on cash flow hedge represent the unrealized gain or loss on the Company's interest rate  swap agreement (note 6). The length of time over which the Company hedges its exposure to variability in future cash flows  from the interest on its revolving credit facility is 14 months.

11.	Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North  America and internationally. It considers the basis on which it is organized, including geographic areas and service  offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the  Company for which separate financial information is available and is evaluated regularly by the chief operating decision  maker in allocating resources and assessing performance. The chief operating decision maker is the chief executive officer  of the Company, and the Company's operating segments are based on its regional geographic areas.

The Company has four operating segments, which are aggregated into the Consulting Services reportable segment.

JUNE 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Geographic information

			Property and Equipment, Goodwill, Intangible Assets

			June 30, 2009	December 31, 2008
(In thousands of Canadian dollars)			$	$

Canada			308,193	183,828
United States			393,950	422,881
International			498	508
			702,641	607,217

	Gross Revenue

	For the quarter ended		For the two quarters ended
	June 30		June 30
	2009	2008	2009	2008
	$	$	$	$

Canada	219,761	170,840	431,251	319,771
United States	160,675	169,542	345,171	310,214
International	7,685	2,945	16,499	5,145
	388,121	343,327	792,921	635,130

Gross revenue is attributed to countries based on the location of the project.

Practice area information	Gross Revenue

	For the quarter ended		For the two quarters ended
	June 30		June 30
	2009	2008	2009	2008
(In thousands of Canadian dollars)	$	$	$	$

Consulting Services
Buildings	69,645	74,580	145,307	138,329
Environment	165,809	95,818	323,903	172,753
Industrial	63,871	54,967	135,034	104,431
Transportation	47,612	44,273	96,031	79,834
Urban Land	41,184	73,689	92,646	139,783
	388,121	343,327	792,921	635,130

12.	Employee Future Benefits

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of  employee contributions made subject to maximum limits per employee. The Company accounts for such defined  contributions as an expense in the period in which the contributions are made. The expense recorded in Q2 09 was  $7,360,000 (Q2 08 – $4,642,000), with a year-to-date expense of $14,499,000 (2008 – $9,432,000).

JUNE 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

13.	Investment Tax Credits

Investment tax credits arising from qualifying scientific research and experimental development efforts pursuant to existing  tax legislation are recorded as a reduction of the applicable administrative and marketing expenses when there is  reasonable assurance of their ultimate realization. As at June 30, 2009, investment tax credits of $178,000 (June 30, 2008  – $540,000) were recorded as a reduction of administrative and marketing expenses.

14.	Cash Flows From Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended		For the two quarters ended
	June 30		June 30
	2009	2008	2009	2008
(in thousands of Canadian dollars)	$	$	$	$

CASH FLOWS FROM (USED IN) OPERATING
ACTIVITIES
Net income for the period	22,359	22,105	43,020	39,042
Add (deduct) items not affecting cash:
Depreciation of property and equipment	6,831	6,836	13,958	12,203
Amortization of intangible assets	3,464	2,553	8,828	5,219
Future income taxes	323	(4,199)	(2,695)	(904)
Loss (gain) on dispositions of investments and property and equipment	1,610	(348)	1,576	(412)
Stock-based compensation expense	1,401	1,041	2,221	1,763
Provision for self-insured liabilities	3,157	3,769	6,812	5,360
Other non-cash items	(3,391)	505	(5,471)	(3)
Share of (income) loss from associated companies	(568)	54	(842)	160
Dividends from equity investments	567	-	592	150

	35,753	32,316	67,999	62,578
Change in non-cash working capital accounts:
Accounts receivable	(14,960)	(517)	34,885	(17,114)
Costs and estimated earnings in excess of billings	5,655	(1,461)	(15,583)	(8,658)
Prepaid expenses	51	2,320	(595)	3,009
Accounts payable and accrued liabilities	(12,039)	22,518	(86,584)	(25,607)
Billings in excess of costs and estimated earnings	(4,317)	(2,915)	(6,027)	(295)
Income taxes payable/recoverable	(6,247)	2,785	(20,840)	(12,641)
	(31,857)	22,730	(94,744)	(61,306)

Cash flows from (used in) operating activities	3,896	55,046	(26,745)	1,272

JUNE 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Shareholder Information

Transfer Agent
Computershare Trust Company of Canada
Calgary, Alberta

Auditors
Ernst & Young LLP
Chartered Accountants
Edmonton, Alberta

Principal Bank
Canadian Imperial Bank of
Commerce

Securities Exchange Listing
Stantec shares are traded
on the Toronto Stock Exchange
and New York Stock Exchange
under the symbol STN.

Investor Relations
Stantec Inc.
10160 - 112 Street
Edmonton AB
Canada T5K 2L6
Tel: (780) 917-7000
Fax: (780) 917-7330
ir@stantec.com